As filed with the Securities and Exchange Commission on February 20, 1997
                                            Registration Statement No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              NETSPEAK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             Florida                           7373                   65-0627616
--------------------------------   ----------------------------   -------------------
 (State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
 incorporation or organization)     Classification Code Number)   Identification No.)

                                                      John W. Staten
                                                  Chief Financial Officer
                                                   NetSpeak Corporation
      902 Clint Moore Road                         902 Clint Moore Road
            Suite 104                                    Suite 104
    Boca Raton, Florida 33487                    Boca Raton, Florida 33487
         (561) 997-4001                               (561) 997-4001
-----------------------------------------   ------------------------------------
  (Address, including zip code, and          (Name, Address, including zip code,
telephone number including area code, of    and telephone number including area
registrant's principal executive offices)      code, of agent for service)

                            -------------------------
                          COPIES OF COMMUNICATIONS TO:

    A. Jeffry Robinson, P.A.
      Dale S. Bergman, P.A.                     Lawrence B. Fisher, Esq.
        Broad and Cassel                   Orrick, Herrington & Sutcliffe LLP
  201 South Biscayne Boulevard                      666 Fifth Avenue
      Miami, Florida  33131                     New York, New York  10103
    Telephone: (305) 373-9454                   Telephone: (212) 506-5000
   Telecopier: (305) 373-9443                  Telecopier: (212) 506-5151

                            -------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED            PROPOSED
                                                               MAXIMUM              MAXIMUM
        TITLE OF EACH CLASS             AMOUNT TO BE        OFFERING PRICE         AGGREGATE           AMOUNT OF
  OF SECURITIES TO BE REGISTERED         REGISTERED          PER SHARE(1)          OFFERING        REGISTRATION FEE
                                                                                   PRICE(1)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value
per share..........................      2,300,000(2)           $10.00            $23,000,000           $6,970
-----------------------------------------------------------------------------------------------------------------------
Advisor's Warrants to Purchase
Common Stock.......................        200,000                --                  --                      (3)
-----------------------------------------------------------------------------------------------------------------------
Common Stock underlying the
Advisor's Warrants (4).............        200,000              $12.00              2,400,000             $727
-----------------------------------------------------------------------------------------------------------------------
Total Registration Fee.............                                                                     $7,697
-----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended (the "Securities Act").
(2) Includes 300,000 shares of Common Stock that may be issued upon exercise of a 30-day option granted to the Underwriters solely to cover over-allotments, if any.
(3)      No fee required pursuant to Rule 457(g) under the Securities Act.
(4) Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such additional shares as may become issuable as a result of the anti-dilution provisions contained in the Advisor's Warrants.

                                   ----------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A), OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

                              NETSPEAK CORPORATION
                             (CROSS REFERENCE SHEET)
               Furnished Pursuant to Item 501(b) of Regulation S-K

       REGISTRATION STATEMENT
       ITEM NUMBER AND CAPTION                            LOCATION IN PROSPECTUS
       -----------------------                            ----------------------
1.  Forepart of the Registration Statement and    Facing Page of the Registration Statement; Cross
      Outside Front Cover Page of Prospectus.     Reference Sheet and Outside Front Cover Page
2.  Inside Front and Outside Back Cover Pages     Inside Front Cover Page and Outside Back Cover
      of Prospectus.                              Page
3.  Summary Information, Risk Factors and         Prospectus Summary; Risk Factors
      Ratio of Earnings to Fixed Charges.
4.  Use of Proceeds.                              Use of Proceeds
5.  Determination of Offering Price.              Outside Front Cover Page; Risk Factors;
                                                  Underwriting
6.  Dilution.                                     Dilution
7.  Selling Security Holders.                     *
8.  Plan of Distribution.                         Underwriting
9.  Description of Securities to be Registered.   Description of Capital Stock
10. Interests of Named Experts and Counsel.       Certain Transactions; Legal Matters
11. Information with Respect to the Registrant
    (a)  Description of Business                  Prospectus Summary; Risk Factors; Management's
                                                  Discussion and Analysis of Financial Condition and
                                                  Results of Operations; Business
    (b)  Description of Property                  Business
    (c)  Legal Proceedings                        *
    (d)  Market Price of and Dividends on the     Outside Front Cover Page; Prospectus Summary;
           Registrant's Common Equity and         Dividend Policy; Shares Eligible for Future Sale;
           Related Stockholder Matters            Risk Factors
    (e)  Financial Statements                     Index to Consolidated Financial Statements
    (f)  Selected Financial Data                  Selected Consolidated Financial Data
    (g)  Supplementary Financial Information      *
    (h)  Management's Discussion and Analysis     Management's Discussion and Analysis of Financial
           of Financial Condition and Results of  Condition and Results of Operations
           Operations
    (i)  Changes in and Disagreements with        *
           Accountants on Accounting and
            Financial Disclosure
    (j)  Directors and Executive Officers         Management
    (k)  Executive Compensation                   Management
    (l)  Security Ownership of Certain Beneficial Principal Shareholders
           Owners and Management
    (m)  Certain Relationships and Related        Certain Transactions
           Transactions
12. Disclosure of Commission Position on          *
      Indemnification for Securities Act
      Liabilities

-------------------------
* Not applicable or answer thereto is negative

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 20, 1997

PROSPECTUS

                                2,000,000 SHARES
                                 [NETSPEAK LOGO]
                                  COMMON STOCK
--------------------------------------------------------------------------------
NetSpeak Corporation ("NetSpeak" or the "Company") hereby offers 2,000,000 shares of common stock, par value $.01 per share (the "Common Stock"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock and there can be no assurance that such a market will develop after completion of this Offering, or if developed, that it will be sustained. It is presently anticipated that the initial public offering price of the Common Stock will be between $8.00 and $10.00 per share. For information regarding the factors considered in determining the initial public offering price of the Common Stock, see "Risk Factors" and "Underwriting." The Company has applied to approve the Common Stock on the ____________ under the symbol "______."

--------------------------------------------------------------------------------
                   THE COMMON STOCK OFFERED HEREBY INVOLVES A
             HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION.
            SEE "RISK FACTORS" BEGINNING ON PAGE ___, AND "DILUTION."
--------------------------------------------------------------------------------

    these securities have not been approved or disapproved by the securities and exchange commission or any state securities commission nor has the securities and exchange commission or any state
                securities commission passed upon the accuracy or
                          adequacy of this prospectus.
            any representation to the contrary is a criminal offense.

===========================================================================================================================
                                                                      UNDERWRITING                    PROCEEDS TO
                                      PRICE TO PUBLIC                 DISCOUNTS(1)                    COMPANY(2)
---------------------------------------------------------------------------------------------------------------------------
Per Share....................  $                              $                              $
---------------------------------------------------------------------------------------------------------------------------
Total(3).....................  $                              $                              $
===========================================================================================================================

(1) Does not include compensation payable to the representative of the several underwriters (the "Representative") in the form of a non-accountable expense allowance. In addition, see "Underwriting" for information concerning indemnification and contribution arrangements with and other compensation payable to the Representative.
(2) Before deducting expenses estimated to be $750,000, including the Representative's non-accountable expense allowance.
(3) The Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days after the date of this Prospectus to purchase up to 300,000 additional shares of Common Stock upon the same terms and conditions set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Proceeds to Company will be $_______________, $_____________ and $______________,
      respectively. See "Underwriting."

--------------------------------------------------------------------------------
The Common Stock is being offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this Offering and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment on or about ____________, 1997 at the offices of Josephthal Lyon & Ross Incorporated, New York, New York.

                             JOSEPHTHAL LYON & ROSS
               The date of this Prospectus is ____________, 1997

                            [PHOTOGRAPHS OR ARTWORK]

         WebPhone/Registered trademark/ is a registered trademark of the Company.

         The Company intends to furnish registered holders with annual reports containing financial statements audited by its independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                   ----------

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION; (II) ASSUMES NO EXERCISE OF THE WARRANTS TO BE ISSUED BY THE COMPANY TO THE REPRESENTATIVE TO PURCHASE UP TO 200,000 SHARES OF COMMON STOCK (THE "ADVISOR'S WARRANTS"); (III) DOES NOT GIVE EFFECT TO 660,534 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF OUTSTANDING WARRANTS; AND (IV) DOES NOT GIVE EFFECT TO 2,246,000 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS GRANTED UNDER THE COMPANY'S 1995 STOCK OPTION PLAN (THE "1995 PLAN").

                                   THE COMPANY

         NetSpeak develops, markets, licenses, and supports a suite of intelligent software modules which enable real-time, concurrent interactive voice, video and data transmission over packetized data networks such as the Internet and local-area and wide-area networks ("LANs" and "WANs", respectively). The Company believes that its technology is strategically positioned to capitalize on the rudimentary shift in corporate telecommunications philosophy as businesses seek to expand the functionality of their communication systems as well as optimize their use of packetized data networks, thereby eventually eliminating the redundancy inherent in maintaining a traditional voice network simultaneously with a packetized data network. Netspeak is currently marketing a user-friendly core communications technology which enables, in a cost-effective manner, corporations and other users to enhance the role of their packetized data networks to support concurrent voice, video and data transmission. NetSpeak believes that as potential users become increasingly educated as to the benefits of integrating the two networks, significant revenue opportunities for the Company will be generated.

         The Company's software uses its proprietary intelligent virtual circuit switching technology to provide gateways between packetized data networks and traditional voice transmission networks. The technology also allows users to integrate into packetized data networks a variety of features and functions commonly found in traditional voice transmission networks, including automatic call distribution ("ACD"), multi-point conferencing, interactive voice response services, messaging services, and least cost routing, as well as to expand functionality by offering additional features such as concurrent voice and data transmission and video conferencing. The Company's virtual circuit switching technology provides intelligent call routing to enable users to transparently communicate with each other on a point-to-point basis. The Company believes that its products and systems are designed to allow customers to integrate NetSpeak's technology into their existing network infrastructures without the need for significant upgrading, and can ultimately provide a complete software-based solution for the delivery of concurrent real-time interactive voice, video and data communications over packetized data networks.

         In order to facilitate and accelerate the acceptance of NetSpeak's technology as well as enhance the marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Under these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company's products and systems are marketed and distributed by its strategic partners through various distribution channels. The Company believes that these strategic alliances also offer access to its partners' leading edge technologies, as well as insights into market trends and product development.

         In August 1996, the Company established a strategic alliance with Motorola, Inc. ("Motorola"), pursuant to which Motorola made a minority investment in the Company and the Company granted Motorola a right of first negotiation on licenses of the Company's technology as it applies to the cellular and cable communications industries. Motorola is also conducting a number of end-user test trials of systems that combine the Company's technology, products and systems with those of Motorola.

         Beginning in June 1996, the Company entered into a strategic alliance with Creative Technology, Ltd. ("Creative"), a world leader in the manufacture and distribution of audio cards and multimedia computer peripherals. Pursuant to such alliance, Creative made a minority investment in the Company. NetSpeak granted Creative a world-wide license to market, distribute and bundle NetSpeak's WebPhone client (or end-user) software under the Creative brand name in the retail distribution channel and the Company and Creative are jointly developing various other Internet-related software applications which use both the Company's and Creative's proprietary technologies, in such areas as radio broadcast.

         In August 1996, the Company established a strategic alliance with the Switching Systems Division of Rockwell International Corporation ("Rockwell"), an industry leader in medium to high end ACD systems. As part of this alliance, the Company's gateway products and ACD systems are being integrated into Rockwell's ACD systems. Beginning in November 1996, the Company entered into a strategic alliance with Infonet Services Corporation ("Infonet"), one of the largest commercial data network carriers in the world. Pursuant to such alliance, the Company will integrate its technology with Infonet's existing global data network, to enhance concurrent voice and data transmission over the network. The Company intends to seek to establish additional strategic alliances.

         In addition to marketing its technology, products and systems with its strategic partners, NetSpeak has begun to market its products directly to end-users, including telephone companies, cable companies, and other common carriers, large business enterprises, ACD manufacturers and other equipment manufacturers ("OEMs"), governmental and educational entities, as well as to distributors, such as systems integrators ("SIs") and value added resellers ("VARs"). To date, such marketing efforts primarily have been limited to direct contacts with a number of these customers. In addition, NetSpeak is marketing its WebPhone client software products over the Internet, by advertising in computer periodicals and through distribution agreements with over 700 Internet service providers ("ISPs") worldwide. The Company is currently developing an in-house marketing and sales infrastructure.

         The Company's strategy is to become an industry leader in providing business solutions for concurrent real-time interactive voice, video and data transmission over packetized data networks. The Company intends to achieve its goal by (i) establishing strategic alliances to facilitate technological acceptance and enhance the marketing and distribution of its products and systems; (ii) expanding its internal marketing and sales efforts; and (iii) continuing research and development to enhance existing product applications, as well as develop new applications.

         NetSpeak was incorporated in the State of Florida on December 8, 1995 under the name "Comnet Corporation." The Company began using the mark "NetSpeak" on December 14, 1995 and formally assumed its present name on December 18, 1995, when it acquired Internet Telephone Company ("ITC"), which had begun development of the Company's technology in May 1995. Unless the context otherwise requires, references herein to "NetSpeak" or the "Company" are to NetSpeak and ITC, its subsidiary and Predecessor. The Company's executive offices are located at 902 Clint Moore Road, Suite 104, Boca Raton, Florida 33487, and Company's telephone number is (561) 997-4001.

                                  THE OFFERING

Common Stock offered by
  the Company.................... 2,000,000 shares.

Common Stock outstanding before
  the Offering(1)................ 7,698,532 shares.

Common Stock to be outstanding
  after the Offering(1).......... 9,698,532 shares.

Use of proceeds.................. Expansion of sales and marketing efforts, additional research and development expendi-tures, capital expenditures and working capital and other general corporate purposes. See "Use of Proceeds."

Risk Factors..................... The securities offered hereby involve a high degree of risk and immediate and substantial dilution. See "Risk Factors" and "Dilution."

Proposed _______ symbol.......... "______".

----------
(1)    Does not give effect to the exercise of (i) the Over-Allotment Option;
       (ii) the Advisor's Warrants to purchase 200,000 shares of Common Stock, exercisable at 120% of the public offering price per share; (iii) outstanding warrants to purchase 660,534 shares of Common Stock exercisable at prices ranging from $5.05 to $5.50 per share; and (iv) stock options to purchase 2,246,000 shares of Common Stock granted under the 1995 Plan at exercise prices ranging from $1.00 to $7.00 per share.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

                                                 PREDECESSOR(1)                         SUCCESSOR(1)
                                                  MAY 15, 1995          DECEMBER 8, 1995           YEAR ENDED
                                                 TO DECEMBER 18,         TO DECEMBER 31,          DECEMBER 31,
                                                    1995                      1995                    1996
                                              -------------------      ------------------       ---------------
STATEMENT OF OPERATIONS DATA:

Net revenues                                   $            -           $            -              $   867,117
Total operating expenses                              180,682                  642,483                3,861,917
Operating loss                                       (180,682)                (642,483)              (2,994,800)
Net loss                                             (180,682)                (642,483)              (2,865,704)
Net loss per share                                                                                         (.35)
Shares used in computing
  net loss per share(2)                                                                               8,215,485

                                                                                      DECEMBER 31, 1996
                                                                        ---------------------------------------
                                                                             ACTUAL              AS ADJUSTED(3)
                                                                        --------------           --------------
Balance Sheet Data:

Cash and cash equivalents                                               $    6,294,697              $22,284,697
Working capital                                                              4,303,825               20,293,825
Total assets                                                                 8,277,615               24,267,615
Shareholders' equity                                                         5,678,903               21,668,903

-------------------------
(1) NetSpeak acquired ITC by issuing 2,500,000 shares of common stock, valued at $500,000, in exchange for all of the outstanding shares of ITC. The acquisition was accounted for as a purchase, and the purchase price was allocated to the assets acquired, including purchased research and development in process, and liabilities assumed based upon their fair value on the date of acquisition. The financial information identified herein as for the Predecessor is for ITC for the period May 15, 1995 (inception) to December 18, 1995, the date of its acquisition by NetSpeak. The financial information identified herein as for the Successor is for NetSpeak (including ITC on a consolidated basis from the date of acquisition) as of December 31, 1995 and 1996 and for the period from December 8, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996.

(2) See Note 1 of "Notes to Consolidated Financial Statements" for an explanation of the determination of the number of shares and share equivalents used in computing the per share amounts. Does not give effect to the exercise of (i) the Over-Allotment Option; (ii) the

                                       -7-



       Advisor's Warrants to purchase 200,000 shares of Common Stock, exercisable at 120% of the public offering price per share; (iii) outstanding warrants to purchase 660,534 shares of Common Stock exercisable at prices ranging from $5.05 to $5.50 per share; and (iv) stock options to purchase 1,710,000 shares of Common Stock granted under the 1995 Plan prior to February 1, 1996, which are not included because such options were issued prior to the 12 months immediately preceding the Offering and the effect on net loss per share would be anti-dilutive.

(3) As adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock at an assumed offering price of $9.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY IS SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

         LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; EARLY STAGE OF DEVELOPMENT. The Company commenced initial research and development efforts in May 1995, released its initial products in February 1996 and has only recently emerged from the development stage. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. As of December 31, 1996, the Company had an accumulated deficit of $3,508,187. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving industries. To address these risks and achieve profitability and increased sales levels, the Company must, among other things, establish and increase market acceptance of its technology, products and systems, respond effectively to competitive pressures, introduce on a timely basis products and systems incorporating its technology and enhancements to its product applications and successfully market and support its products and systems. There can be no assurance that the Company will achieve or sustain significant sales or profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         UNCERTAINTY OF PRODUCT ACCEPTANCE IN DEVELOPING MARKETS; NEW PRODUCT DEVELOPMENT RISKS. The markets for the Company's technology, products and systems have only recently begun to develop and are rapidly evolving. In addition, the Company's products and systems are new and based on emerging technologies. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology and products are subject to a high level of uncertainty. Broad acceptance of the Company's technology, products and systems is critical to the Company's success and ability to generate revenues. Acceptance of the Company's technology, products and systems will be highly dependent on the functionality and performance of the products and systems and particularly on the success of the initial implementation of its products and systems. There can be no assurance that the Company will be successful in obtaining market acceptance of its technology, products and systems. In addition, the Company's products and systems must be adapted in certain instances to meet the specific requirements of the customer hardware or software in which it is to be integrated. The adaptation process can be time consuming and costly to both the Company and its customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation.

         Furthermore, products and systems offered by the Company may contain undetected errors or defects when first introduced or as new versions are released. Introduction by the Company of products and systems with reliability, quality or compatibility problems could result in reduced revenues, uncollectible accounts receivable, delays in collecting accounts receivable and additional costs. There can be no assurance that, despite testing by the Company or by its customers, errors will not be found in the Company's products and systems after commencement of commercial deployment, resulting in product redevelopment costs and loss of, or delay in, market acceptance. In addition, there can be no assurance that the Company will not experience significant product returns in the future. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Products" and "-Research and Development."

         NEED FOR CONTINUOUS PRODUCT DEVELOPMENT; RISKS OF RAPID TECHNOLOGICAL CHANGE. The markets for the Company's products and systems are characterized by rapidly changing technology. The introduction of products and systems which offer applications incorporating new technologies could render the Company's products obsolete and unmarketable and could exert price pressures on existing products. Further, the markets for the Company's products and systems, including the market for voice transmission over packetized data networks, are characterized by evolving industry standards and specifications. As new standards or specifications are adopted, the Company may be required to devote substantial time and expense in order to adapt its technology, products and systems. The Company's ability to anticipate changes in technology and industry standards and successfully develop and introduce enhanced product applications as well as new applications, in each case in a cost effective and timely manner, will be a critical factor in the Company's ability to grow and be competitive. There can be no assurance that the Company will successfully develop enhanced or new product applications, that any enhanced or new product application will achieve market acceptance, that the Company will be able to adapt its products or systems to comply with new standards or specifications, or that the introduction of new products or technologies by others will not render the Company's technology, products and systems obsolete. See "Business-Products and Systems" and "-Research and Development."

         LIMITED MARKETING EFFORTS; RELIANCE ON STRATEGIC PARTNERS. To date, the Company's marketing efforts primarily have been limited to establishing strategic alliances and, to a lesser extent, commencement of in-house marketing efforts to end-users and distributors. The Company believes that it will be dependent in the near term upon its strategic alliances, in particular those with Rockwell and Creative, to generate revenues from the sales of products and systems incorporating the Company's technology or products. Creative accounted for approximately 44% of the Company's net revenues during the year ended December 31, 1996. There can be no assurance that Rockwell or Creative will actively distribute the Company's technology, products and systems or that, if they do so, that their efforts will be successful or generate significant revenues for the Company. Although the Company is currently developing an in-house marketing and sales infrastructure to focus on direct sales to potential end-users and distributors, there can be no assurance that the Company will have the necessary resources to do so, or that any such efforts undertaken will be successful. See "Business-Strategic Alliances" and "-Marketing and Sales."

         HIGHLY COMPETITIVE INDUSTRY. The Company is unaware of any other company which competes directly with the entire spectrum of products and systems it offers. The Company does, however, face competition for each of the individual products and systems. The Company competes with companies such as Vienna Systems Corporation ("Vienna Systems"), Lucent Technologies, Inc. ("Lucent") and VocalTec, Ltd. ("VocalTec") with respect to its gateway products. Principal competitors for NetSpeak's software-based business systems include companies such as Lucent. In the market for client software products, the Company competes with VocalTec, Microsoft Corporation ("Microsoft") and Intel Corporation ("Intel"), among others. The Company expects competition to persist, intensify and increase in the future. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. In addition, the Company competes with manufacturers of hardware-based business systems. Certain of these competitors may be existing or potential strategic partners. There can be no assurance that the Company will be able to compete effectively against its competitors. See "Business-Competition."

         DEPENDENCE ON KEY PERSONNEL. The Company's performance is substantially dependent on the performance of its executive officers, particularly Stephen R. Cohen, the Company's Chairman of the Board and Chief Executive Officer; Robert Kennedy, President and Chief Operating Officer and Shane D. Mattaway, Executive Vice President and Chief Technical Officer. Given the Company's early stage of development, it is dependent on its ability to retain and motivate high quality personnel, especially management and skilled development teams. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success also depends on its continuing ability to attract and retain additional highly qualified technical personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future. The inability to attract and retain the necessary technical and other personnel could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business-Research and Product Development" and "-Employees" and "Management."

         UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS. The Company's success will depend in part on its ability to obtain patent protection for its products, preserve its trade secrets and operate without infringing upon the proprietary rights of other parties. There can be no assurance that patent applications to which the Company holds rights will result in the issuance of patents, or that any issued patents will provide commercially significant protection to the Company's technology. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information not covered by patents to which the Company owns rights or obtain access to the Company's know-how, or that others will not claim to have or will not be issued patents which may prevent the sale of one or more of the Company's products. In particular, Elk Industries, Inc. ("Elk Industries") has asserted in a letter to NetSpeak just prior to the expiration of U.S. Patent No. 4,124,773 owned by Elk Industries, that the Company's WebPhone client software product infringed the now expired patent. The Company sought advice of counsel relating to the infringement allegations, which Elk Industries has asserted against other software concerns, and believes, based upon an opinion of counsel, the Company's WebPhone client software product does not infringe the asserted patent.

         Litigation, which could be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights, or to enforce any patents issued to the Company, in either case, in judicial or administrative proceedings. An adverse outcome could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third parties or require the Company to cease product sale and possibly alter the design of the products. There can be no assurance that any licenses required under any other third-party patents or proprietary rights would be made available on acceptable terms, if at all. In addition, the laws of certain countries may not protect the Company's intellectual property.

         The software market has traditionally experienced widespread unauthorized reproduction of products in violation of manufacturers' intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce manufacturers' intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. The Company's success is also dependent upon unpatented trade secrets which are difficult to protect. To help protect its rights, the Company currently requires employees, consultants and strategic partners to enter into confidentiality agreements that prohibit disclosure of the Company's proprietary information. The Company also currently requires employees and consultants to assign to the Company their ideas, developments, discoveries and inventions. There can be no assurance that these agreements will provide adequate protection for the Company's trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. See "Business-Patents and Proprietary Rights."

         RISKS OF INTERNET DISTRIBUTION. The Company distributes certain of its client software products through, among other channels, the Internet. Distributing the Company's products through the Internet makes the Company's software products more susceptible to unauthorized copying and use than distribution through conventional means. The Company has allowed, and currently intends to continue to allow, potential customers to electronically download from the Internet basic versions of its software for free to evaluate the Company's products and subsequently order enhanced and other existing or future products. There can be no assurance that, upon receiving orders for its enhanced products, the Company will be able to collect payment from users that retain a copy of the Company's enhanced and other existing or future products.

         GOVERNMENT REGULATION. At present, there are few laws or regulations that specifically address access to or commerce on the Internet. The increasing popularity and use of the Internet, however, enhance the risk that the governments of the United States and other countries in which the Company sells or expects to sell its products and systems will seek to regulate computer telephony and the Internet with respect to, among other things, user privacy, pricing, and the characteristics and quality of products and services. The Company is unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on its business, financial condition or results of operations.

         In March 1996, the America's Carriers Telecommunication Association (the "ACTA"), a group of telecommunications common carriers, filed a petition (the "ACTA Petition") with the Federal Communications Commission (the "FCC") arguing that providers (such as the Company) of computer software products that enable voice transmission over the Internet (Internet "telephone" services) are operating as common carriers without complying with various regulatory requirements and without paying certain charges required by law. The ACTA Petition argues that the FCC has the authority to regulate both the Internet and the providers of Internet "telephone" services and requests that the FCC declare its authority over interstate and international telecommunications services using the Internet, initiate rule-making proceedings to consider rules governing the use of the Internet for the provision of telecommunications services, and order providers of Internet "telephone" software to immediately cease the sale of such software. The FCC has thus far not granted relief sought under the ACTA Petition, however, any action taken by the FCC to grant the relief sought by ACTA or otherwise to regulate use of the Internet as a medium of communication, including any action to permit local exchange carriers to impose additional charges for connections used for Internet access, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Government Regulation."

         ABILITY TO MANAGE GROWTH. The Company has been rapidly expanding and expects to continue to expand its management, research and development, testing, quality control, marketing, sales and customer service and support operations, as well as its financial and accounting controls, all of which has placed and is expected to continue to place a significant strain on the Company. The Company has grown from a development staff of six persons at December 31, 1995 to 56 employees at December 31, 1996. Failure to integrate new personnel on a timely basis could have an adverse effect on the Company's operations. Furthermore, the expenses associated with expanding the Company's management team and hiring new employees have been and are being incurred prior to the generation of any significant revenues. If the Company's management is unable to manage growth effectively, the quality of the Company's products, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

         POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. Significant annual and quarterly fluctuations in the Company's results of operations may be caused by, among other factors, the volume of revenues generated by the Company's strategic partners from sales of products and systems incorporating the Company's technology or products, the mix of distribution channels used by the Company, the timing of new product announcements and releases by the Company and its competitors and general economic conditions. There can be no assurance that the level of revenues and profits, if any, achieved by the Company in any particular fiscal period will not be significantly lower than in other, including comparable, fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues. As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         POSSIBLE NEED FOR ADDITIONAL CAPITAL. The Company anticipates that, based on its present plans and assumptions, the net proceeds of this Offering, when combined with the Company's existing capital resources and anticipated cash flow from operations, will be sufficient to enable it to maintain its current and planned operations for a period of at least 12 months after consummation of this Offering. If the Company's estimates or assumptions prove to be incorrect, the Company may require additional capital. Additional funding, whether obtained through public or private debt or equity financings, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to the Company, if at all. Additional financings may result in dilution to existing shareholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on the Company's business, financial condition, and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

         CONCENTRATION OF COMMON STOCK OWNERSHIP. Upon completion of this Offering, the directors and executive officers of the Company and Motorola will beneficially own approximately 46.6% and 12.0% of the Common Stock, respectively (assuming the exercise of stock options and warrants held by such parties). There are no agreements between management and Motorola with respect to voting their respective shares of Common Stock. However, both management and Motorola will have the ability to influence significantly the Company's affairs and operations following completion of this Offering and, voting together, could elect the Board of Directors and otherwise control the Company. See "Principal Shareholders."

         DILUTION. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price. Such dilution at December 31, 1996 would have been equal to $6.77 per share (or 75%) at an assumed initial public offering price of $9.00 per share.

         LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock to be sold in this Offering will be arbitrarily determined by negotiation between the Company and the Representative, and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of the Common Stock and may bear no relationship to the price at which the Common Stock will trade after completion of this Offering. The market price of the Company's Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, losses of significant customers, announcements of technological innovations or new products by the Company and its competitors, changes in financial estimates by securities analysts, or other events or factors, including the risk factors described herein. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, operating results and financial condition. See "Underwriting."

         SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this Offering, the Company will have 9,698,532 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except any such shares which may be acquired by an "affiliate" of the Company. The holders of the currently outstanding 7,698,532 shares of Common Stock have agreed not to offer, sell or otherwise dispose of such shares for nine months after the date of this Prospectus without the prior written consent of the Representative. After this period, 5,428,000 of the shares subject to this restriction will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act, subject to the volume limitations and other restrictions contained in Rule 144. The remaining 2,270,532 of such shares will become eligible for sale subject to the restrictions of Rule 144 at varying times from January 1998 to January 1999.

         As of the date of this Prospectus, options to purchase 2,246,000 shares of common stock and warrants to purchase 660,534 shares of Common Stock are issued and outstanding. In addition, the Company has granted to Motorola and Creative certain demand and piggy-back registration rights under the Securities Act with respect to the shares of Common Stock beneficially owned by them. Future sales of the shares of Common Stock held by existing shareholders, or the perception that such sales may occur, could have an adverse effect on the price of the Common Stock. See "Certain Transactions" and "Shares Eligible for Future Sale."

         ANTI-TAKEOVER PROVISIONS. The Company's Board of Directors has the authority to issue up to 1,000,000 shares of "blank-check" preferred stock ("Preferred Stock"). Accordingly, shares of the Company's Preferred Stock may be issued in the future without shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences as the Board of Directors may determine. Such rights, privileges and preferences could include preferential voting rights, dividend rights in excess of those provided to holders of Common Stock, and conversion rights, redemption privileges or liquidation preferences not available to holders of Common Stock. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Although the Company has no present intention to issue shares of Preferred Stock, any issuance of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

         In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges:
(a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). See "Description of Capital Stock."

         RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. This Prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on a successful execution of the Company's business strategy and assumptions that the Company will be profitable, that the market for packetized voice transmission will not change materially or adversely, and that there will be no unanticipated material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

         NO DIVIDENDS. The Company has not paid any dividends on its Common Stock and anticipates for the foreseeable future that all earnings, if any, will be retained for the operation and expansion of the Company's business. See "Dividend Policy."

                                 USE OF PROCEEDS

         The net proceeds to be received by the Company from the sale of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $9.00 per share are estimated to be approximately $15,990,000 ($18,501,000 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount, the non-accountable expense allowance and other estimated expenses of the Offering payable by the Company.

         The Company anticipates that approximately $5,100,000 of the net proceeds will be used for increased marketing and sales efforts, approximately $6,800,000 will be used for additional research and development efforts and approximately $2,000,000 for capital expenditures. The balance of the net proceeds will be used for working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term, investment-grade, interest-bearing securities.

         The Company believes that the net proceeds of this Offering, together with its existing capital resources and anticipated cash flow from operations, will be sufficient to enable it to maintain its current and planned operations for a period of at least 12 months after consummation of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 DIVIDEND POLICY

         The Company has not paid dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Payment of dividends in the future will depend upon, among other things, the Company's ability to generate earnings, need for capital and overall financial condition.

                                    DILUTION

         As of December 31, 1996, the net tangible book value of the Company was $5,678,903 or $0.74 per share. Net tangible book value represents the amount of total assets, less any intangible assets and total liabilities. After giving effect to the sale of the 2,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $9.00 per share, and after deducting the underwriting discount, the non-accountable expense allowance and other estimated expenses of this Offering), the pro forma net tangible book value as of December 31, 1996 would have been $21,668,903 or $2.23 per share. This represents an immediate increase in net tangible book value of $1.49 per share to existing shareholders and an immediate dilution of $6.77 per share to investors in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price.............................        $9.00
  Net tangible book value per share at December 31, 1996(1)....... $0.74
  Increase attributable to new investors..........................  1.49
                                                                    ----
Pro forma net tangible book value per share after the offering....         2.23
                                                                           ----
Dilution to new investors(1)......................................        $6.77
                                                                           ====

         If the Over-Allotment Option is exercised in full, the pro forma net tangible book value per share of Common Stock after the Offering would be $2.42, which would result in dilution to new investors in this Offering of $6.58 per share of Common Stock.

         The following table shows, at December 31, 1996, a comparison of the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share by existing shareholders and to be paid by investors who purchase shares of Common Stock in the Offering (at an assumed initial public offering price of $9.00 per share):

                                SHARES PURCHASED         TOTAL CONSIDERATION
                              -------------------      ----------------------
                                                                                  AVERAGE PRICE
                               NUMBER     PERCENT        DOLLARS      PERCENT        PER SHARE
                              ---------   -------      -----------    -------     -------------
Existing Shareholders(1)....  7,698,532      79%       $ 8,708,704       33%          $1.13

New Investors...............  2,000,000      21%       $18,000,000       67%          $9.00
                                            ---                         ---
         Total(1)...........                100%                        100%
                                            ===                         ===

----------
(1)    Does not give effect to the exercise of (i) the Over-Allotment Option;
       (ii) the Advisor's Warrants to purchase 200,000 shares of Common Stock, exercisable at 120% of the public offering price per share; (iii) outstanding warrants to purchase 660,534 shares of Common Stock exercisable at prices ranging from $5.05 to $5.50 per share; and (iv) stock options to purchase 2,246,000 shares of Common Stock granted under the 1995 Plan at exercise prices ranging from $1.00 to $7.00 per share.

                                 CAPITALIZATION

       The following table sets forth as of December 31, 1996, the actual capitalization of the Company and the capitalization as adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company (at an assumed initial public offering price of $9.00 per share and after deducting the underwriting discount, the non-accountable expense allowance and other estimated expenses of the Offering) and the receipt of the net proceeds therefrom. The table should be read in conjunction with the consolidated financial statements and the related notes appearing elsewhere in this Prospectus.

                                                          DECEMBER 31, 1996
                                                    ----------------------------
                                                      ACTUAL         AS ADJUSTED
                                                    -----------     ------------
Stockholders' equity:
   Preferred Stock, $.01 par value,
       1,000,000 shares authorized; none
       outstanding, actual, and as adjusted.....    $       ---     $       ---

   Common Stock, $.01 par value,
       25,000,000 shares authorized;
       7,698,532 shares (actual);
       9,698,532 shares (as adjusted)
       issued and outstanding(1)................         76,985          96,985

   Additional paid-in capital...................      9,110,105      25,080,105

   Accumulated deficit..........................     (3,508,187)     (3,508,187)
                                                     ----------     -----------
Total stockholders' equity......................     $5,678,903     $21,668,903
                                                     ==========     ===========

----------
(1)    Does not give effect to the exercise of (i) the Over-Allotment Option;
       (ii) the Advisor's Warrants to purchase 200,000 shares of Common Stock, exercisable at 120% of the public offering price per share; (iii) outstanding warrants to purchase 660,534 shares of Common Stock exercisable at prices ranging from $5.05 to $5.50 per share; and (iv) stock options to purchase 2,246,000 shares of Common Stock granted under the 1995 Plan at exercise prices ranging from $1.00 to $7.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected statement of operations data for the Predecessor for the period from May 15, 1995 (Predecessor's inception) to December 18, 1995, and for the Successor for the period from December 8, 1995 (inception) to December 31, 1995 and the year ended December 31, 1996 and the selected balance sheet data of the Successor as of December 31, 1995 and 1996 set forth below have been derived from the consolidated financial statements of the Predecessor and the Company, which have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included elsewhere in this Prospectus. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in the Prospectus.

                                                 PREDECESSOR(1)                  SUCCESSOR(1)
                                                  MAY 15, 1995        DECEMBER 8, 1995      YEAR ENDED
                                                   TO DECEMBER        TO DECEMBER 31,      DECEMBER 31,
                                                    18, 1995                1995               1996
                                                 --------------       ----------------     ------------
STATEMENT OF OPERATIONS DATA:
    Net revenues...........................        $      --              $      --        $   867,117
    Operating expenses:
     Cost of revenues......................               --                                    47,129
     Research and development..............          175,038                 28,301          2,255,644
     Sales and marketing...................               --                                   722,353
     General and administrative............            5,644                 57,200            836,791
     Purchased research and
     development(2)........................                                 556,982
                                                   ---------              ---------        -----------
              Total operating expenses.....          180,682                642,483          3,861,917
    Loss from operations...................         (180,682)              (642,483)        (2,994,800)
    Interest and other income..............               --                     --            172,096
                                                   ---------              ---------        -----------
    Loss before income taxes...............         (180,682)              (642,483)        (2,822,704)
    Income taxes...........................               --                     --             43,000
                                                   ---------              ---------        -----------
    Net loss...............................        $(180,682)             $(642,483)       $(2,865,704)
                                                   =========              =========        ===========
    Net loss per share.....................                                                $     (0.35)
                                                                                           ===========
    Shares used in computing net loss
    per share(3)...........................                                                  8,215,485
                                                                                           ===========


                                                                                    DECEMBER 31,
                                                                       ---------------------------------
BALANCE SHEET DATA:                                                           1995                1996
Cash and cash equivalents                                              $     483,084       $   6,294,697
Working capital                                                              390,868           4,303,825
Total assets                                                                 555,566           8,277,615
Shareholders' equity                                                         447,517           5,678,903

-------------------------
(1) NetSpeak acquired ITC by issuing 2,500,000 shares of common stock, valued at $500,000, in exchange for all of the outstanding shares of ITC. The acquisition was accounted for as a purchase, and the purchase price was allocated to the assets acquired, including purchased research and development in process, and liabilities assumed based upon their fair value on the date of acquisition. The financial information identified herein as for the Predecessor is for ITC for the period May 15, 1995 (inception) to December 18, 1995, the date of its acquisition by NetSpeak. The financial information identified herein as for the Successor is for NetSpeak (including ITC on a consolidated basis from the date of acquisition) as of December 31, 1995 and 1996 and for the period from December 8, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996.

                                      -20-



(2) In connection with the acquisition of ITC purchased research and development of $556,982 was charged to expense.

(3) See Note 1 of "Notes to Consolidated Financial Statements" for an explanation of the determination of the number of shares and share equivalents used in computing the per share amounts. Does not give effect to the exercise of (i) the Over-Allotment Option; (ii) the Advisor's Warrants to purchase 200,000 shares of Common Stock, exercisable at 120% of the public offering price per share; (iii) outstanding warrants to purchase 660,534 shares of Common Stock exercisable at prices ranging from $5.05 to $5.50 per share; (iv) stock options to purchase 1,710,000 shares of Common Stock granted under the 1995 Plan prior to February 1, 1996, which are not included because such options were issued prior to the 12 months immediately preceding the Offering and the effect on net loss per share would be anti-dilutive.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

         The Company was incorporated on December 8, 1995 and acquired ITC on December 18, 1995 by issuing 2,500,000 shares of Common Stock valued at $500,000. ITC was incorporated on May 15, 1995 and, prior to its acquisition, ITC's activities consisted of research and development of telephony communications software for use on the Internet and LANs and WANs. From December 8, 1995 to December 31, 1995 the Company's operating activities related primarily to raising initial capital and continuing ITC's research and development. The Company released its first product in February 1996 and, for accounting purposes, emerged from the development stage during 1996. Since inception, the Company has raised an aggregate of $8,652,090, net of offering costs, through private offerings of its equity securities. See "Liquidity and Capital Resources."

         The Company generates revenues from products, licenses and fees for services provided. The Company's products are licensed primarily to telephone companies, network service providers, corporate customers and directly to individual client software end-users. Service revenues consist of customer support and engineering fees.

         Product and license revenues are generally recognized upon shipment, provided that there are no significant post-delivery obligations and that payment is due within one year. If customer acceptance is required, revenues are recognized upon customer acceptance. Customer support revenues are recognized over the term of the support period, which is typically one year. Engineering fees are recognized upon customer acceptance or over the period in which services are provided if customer acceptance is not required. All research and development costs to date have been expensed as incurred.

         The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. As of December 31, 1996, the Company had an accumulated deficit of $3,508,187. The limited operating history of the Company makes its future results of operations difficult to predict. In addition, the Company's operating results may fluctuate significantly in the future as a result of a variety of factors such as the introduction of new products or services by the Company or its competitors, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the budgeting cycles of potential customers, technical difficulties with respect to the use of products developed by the Company and general economic conditions. See "Risk Factors."

RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 1996, AS COMPARED TO THE PERIOD FROM DECEMBER 8, 1995 (INCEPTION) TO DECEMBER 31, 1995 COMBINED WITH THE PREDECESSOR FOR THE PERIOD FROM MAY 15, 1995 (PREDECESSOR'S INCEPTION) TO DECEMBER 18, 1995. UNLESS OTHERWISE INDICATED THE DISCUSSION OF THE COMBINED AMOUNTS IS REFERRED TO AS "1995" HEREIN.

         Net revenues for the year ended December 31, 1996 were $867,117. The Company had no revenues during 1995 when the Company's initial products were in the process of development. Net revenues during 1996 were primarily generated from license fees paid by individual client software end-users and license fees received from Creative, a strategic partner of the Company, for providing it with the right to distribute certain products using the Company's WebPhone client software. Creative, the Company's largest customer, accounted for 44% of total net revenues in the year ended December 31, 1996 and is expected to continue to be a principal customer of the Company in the near future. See "Business - Strategic Alliances".

         The Company's operating expenses have increased significantly since inception. This trend reflects the costs associated with the development of the organization's infrastructure, rapid growth and increased efforts to commercialize the Company's systems and products. The Company believes that continued expansion of its operations is essential to continue the enhancement of its existing products and to facilitate the development of new technologies, in addition to expanding sales and marketing efforts in order to gain product acceptance in the targeted markets. As a consequence, the Company intends to continue to increase expenditures in all operating areas.

         Cost of revenues primarily consists of direct product costs, costs of engineering services and certain costs associated with providing customer support. Cost of revenues were $47,129 in the year ended December 31, 1996. The Company had no cost of revenues during 1995.

         Research and development expenses primarily consist of employee compensation, computer hardware and software utilized in product development, and equipment depreciation. Research and development expenses were $2,255,644 for the year ended December 31, 1996 and $203,339 during 1995. The increase in research and development expenses was primarily due to increased costs associated with developing, enhancing and expanding upon the Company's products and systems and the expansion of the research development staff to 23 employees at December 31, 1996. All research and development costs have been expensed as incurred. Although research and development for the Company's initial products and systems was substantially completed during 1996, the Company intends to significantly increase research and development expenses in future periods to perform product enhancements and new product development to establish and maintain a competitive advantage. In connection with the acquisition of ITC, $556,982 of purchased research and development was charged to expense. See Note 2 to the consolidated financial statements.

         Marketing and sales expenses primarily consist of employee compensation, travel expenses, trade shows and costs of promotional materials. Marketing and sales expenses were

$722,353 for the year ended December 31, 1996. The Company had no marketing and sales expenses during 1995. Marketing and sales expenses during 1996 were the result of the creation and expansion of the Company's marketing, sales and customer support infrastructure, which included 23 employees at December 31, 1996 and increased expenses associated with the promotion and marketing of the Company's products and systems. The Company intends to continue to intensify and expand its marketing and sales effort and, as a result, intends to significantly increase marketing and sales expenses in future periods.

         General and administrative expenses primarily consist of employee compensation, professional services, rent and office expenses. General and administrative expenses were $836,791 for the year ended December 31, 1996 and $62,844 during 1995. The Company intends to increase general and administrative expenses in future periods in order to expand the organization's infrastructure, including the addition of finance and administrative personnel.

         Income taxes for the year ended December 31, 1996 totaled $43,000. Such taxes were attributable to income taxes paid to the Singapore government related to license fees received pursuant to the agreement with Creative. The Company paid no income taxes during 1995.

         As of December 31, 1996, the Company had approximately $3,254,000 of federal and state net operating loss carryforwards which, if not utilized, will begin to expire in 2009. Under the Tax Reform Act of 1986, the amounts of and the benefits from net operating loss carryforwards may be impaired in certain circumstances. Events which may cause such limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The effect of any limitation, if imposed, is not expected to be material. As of December 31, 1996, the Company has provided a valuation allowance for the full amount of the deferred tax asset resulting from the net operating loss carryforwards due to the uncertainty as to the utilization of the net operating loss carryforwards, primarily as a result of considering such factors as the Company's limited operating history and the operating losses incurred to date. See Note 7 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 1996, the Company had $6,294,697 in cash and cash equivalents. Since inception, the Company has financed its operations through the sale of equity securities in private transactions as described below.

         Net cash of $1,033,643 was used in operating activities during the year ended December 31, 1996 and was primarily attributable to research and development and building the corporate infrastructure, partially offset by unearned revenue of $2,242,011 resulting from fees paid in advance for licensed goods and engineering services not yet shipped and performed, respectively. Net cash used in investing activities during the year ended December 31, 1996 was $1,216,834 and primarily related to purchases of computer equipment.

         Net cash provided by financing activities for the year ended December 31, 1996 was $8,062,090 and was attributable to private offerings of equity securities.

         In January 1996, the Company sold 1,204,000 shares of Common Stock at $2.50 per share in a private offering raising $2,992,028, net of offering costs. In January 1996, the Company issued stock options under the 1995 Plan to purchase 250,000 shares of Common Stock for $2.50 per share to a consulting firm, which assisted the Company with its private offering.

         In June 1996, the Company issued 207,679 shares of Common Stock to Creative at a price of $5.05 per share raising $943,698, net of offering costs. The Company also issued Creative an eighteen-month warrant to purchase up to an additional 207,679 shares of Common Stock at a price of $5.05 per share, which warrant is only exercisable if Creative distributes, during a specified period, a predetermined quantity of the Company's Internet telephone client software product licensed to Creative.

         In August 1996, the Company issued 769,853 shares of Common Stock at a price of $5.50 per share and a warrant to purchase up to an additional 452,855 shares of Common Stock at a price of $5.50 per share for a six year period expiring in August 2002 (the "Motorola Warrant") to Motorola raising $3,993,864, net of offering costs. In the event the Company consummates the Offering or any other underwritten public offering of its Common Stock at a price of at least $7.00 per share resulting in the receipt by the Company of net proceeds of not less than $10,000,000, the Company, at its option, upon not less than 20 business days notice given prior to the planned closing date of such public offering, may require Motorola to exercise the Motorola Warrant, provided, however, that within 15 business days of receipt of the Company's notice, Motorola may elect to cancel the Motorola Warrant unexercised.

         The Company has no material commitments other than those under office and equipment leases. The Company anticipates that, based on its present plans and assumptions, the net proceeds of the Offering combined with the Company's existing capital resources and anticipated cash flows from operations will be sufficient to enable it to maintain its current and planned operations for a period of at least 12 months after consummation of the Offering. If the Company's estimates or assumptions prove to be incorrect, the Company may require additional capital. Additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to the Company. Additional financings may result in dilution to existing shareholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors - Possible Need for Additional Capital."

                                    BUSINESS

OVERVIEW

         NetSpeak develops, markets, licenses, and supports a suite of intelligent software modules which enable real-time, concurrent interactive voice, video and data transmission over a packetized data network such as the Internet, LANs and WANs. The Company believes that its technology is strategically positioned to capitalize on the rudimentary shift in corporate telecommunications philosophy as businesses seek to expand the functionality of their communication systems as well as optimize their use of packetized data networks, thereby eventually eliminating the redundancy inherent in maintaining a traditional voice network simultaneously with a packetized data network. Netspeak is currently marketing a user-friendly core communications technology which enables, in a cost-effective manner, corporations and other users to enhance the role of their packetized data networks to support concurrent voice, video and data transmission. NetSpeak believes that as potential users become increasingly educated as to the benefits of integrating the two networks, significant revenue opportunities for the Company will be generated.

         The Company's software uses proprietary intelligent virtual circuit switching technology to provide gateways between packetized data networks and traditional voice transmission networks. The technology allows users to integrate into packetized data networks a variety of features and functions commonly found in traditional voice transmission networks, including ACD, multi-point conferencing, interactive voice response services, messaging services and least cost routing, as well as to expand network functionality by offering additional features such as concurrent voice and data transmission and video conferencing. The Company's virtual circuit switching technology provides intelligent call routing to enable users to transparently communicate with each other on a point-to-point basis. The Company believes that its products and systems are designed to allow customers to integrate NetSpeak's technology into their existing network infrastructures without the need for significant upgrading, and can ultimately provide a complete software-based solution for the delivery of concurrent real-time interactive voice, video and data communications over packetized data networks.

         In order to facilitate and accelerate the acceptance of NetSpeak's technology as well as enhance the marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Under these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company's products and systems are marketed and distributed by its strategic partners through the various distribution channels. The Company believes that these strategic alliances also offer access to its strategic partners' leading edge technologies, as well as insights into market trends and product development.

         In August 1996, the Company established a strategic alliance with Motorola pursuant to which Motorola made a minority investment in the Company and the Company granted Motorola a right of first negotiation on licenses of the Company's technology as it applies to the cellular and cable communications industries. Motorola is also conducting a number of end-user test trials of systems which combine the Company's technology, products and systems with those of Motorola.

         Beginning in June 1996, the Company also entered into a strategic alliance with Creative, a world leader in the manufacture and distribution of audio cards and multimedia computer peripherals. Pursuant to such alliance, Creative made a minority investment in the Company. NetSpeak granted Creative a world-wide license to market, distribute and bundle NetSpeak's WebPhone client (or end-user) software under the Creative brand name in the retail distribution channel and the Company and Creative are jointly developing various other Internet-related software applications which use the Company's and Creative's proprietary technologies, in such areas as radio broadcast.

         In August, 1996, the Company established a strategic alliance with Rockwell, an industry leader in medium and high-end ACD systems. As part of this alliance, the Company's gateway products and ACD systems are being integrated into Rockwell's ACD systems. Beginning in November 1996, the Company entered into a strategic alliance with Infonet, one of the largest commercial data network carriers in the world. Pursuant to such alliance, the Company will integrate its technology with Infonet's existing global data network, in order to enhance Infonet's packetized data network for voice transmission. The Company intends to seek to establish additional strategic alliances.

         In addition to marketing its technology products and systems with its strategic partners, NetSpeak has begun to market its products directly to end-users, including telephone companies, cable companies, and other common carriers, large business enterprises, ACD manufacturers and other OEMs, governmental and educational entities, as well as to distributors, such as SIs and VARs. To date, such marketing efforts have been limited to direct contacts with a number of these customers. NetSpeak is also marketing its WebPhone client software products over the Internet, by advertising in computer periodicals and through distribution agreements with over 700 ISPs worldwide. The Company is currently developing an in-house marketing and sales infrastructure.

         The Company's strategy is to become an industry leader in providing business solutions for concurrent real-time interactive voice, video and data transmission over packetized data networks. The Company intends to achieve its goal by (i) establishing strategic alliances to facilitate technological acceptance and enhance the marketing and distribution of its products and systems; (ii) expanding its internal marketing and sales efforts; and (iii) continuing research and development to enhance existing product applications and develop new applications.

INDUSTRY BACKGROUND

         Two fundamentally different switching technologies exist that enable digital communications: circuit switching and packet switching. Since the differing performance requirements for voice transmission and data transmission impose different design priorities, historical development of voice communication systems such as the telephone, and its related business systems, such as a corporate business telephone system ("PBX") and ACD, has centered on circuit switching technology, while that of data communications systems such as LANs and WANs and the Internet have primarily relied upon packet switching technology. As a result, separate cultures and networking fabrics have evolved for the design, development, application, and support for real-time voice communications (circuit switched networks) and non real-time data transmission (packetized data networks).

         High quality, real-time interactive voice communications must emulate a reasonable approximation of a face to face conversation between two geographically separated people. To accomplish this, the modulated signal representing the spoken words must (i) have enough information to re-create a recognizable voice by using a fixed bandwidth, (ii) be delivered with minimum delay by using a dedicated path in order not to impede interactive communications, (iii) be delivered at a constant rate in order to avoid distortion to the ear of the listener and (iv) not be subject to significant loss of information en route. These capabilities are inherent in circuit switched networks such as the public switching telephone network (the "PSTN") but must be created when using packetized data networks for voice transmission.

         The design of private Intranets such as LANs and WANs, and that of the Internet generally is fundamentally different from the architecture of conventional voice transmission networks. Each of these packetized data networks breaks down data into a series of small, discrete packets for transmission. Each packet of data travels independently through the network to the destination address where application software reassembles the packets to recreate the original data set. As currently designed, packetized data networks handle congestion by discarding or delaying packets or by sending packets from the same source along different pathways, which can result in packets which were sent in sequence arriving out of order. If the transmitted data packet represents real-time voice, the listener may perceive a gap or "choppiness" as a result of missing, late-arriving or out-of-sequence packets.

         As the work environment increasingly demands faster access to greater volumes of information from multiple sources, the individual capabilities of separate circuit switched and packetized data networks are being seriously challenged. The response from circuit switch manufacturers has been the development of new switching system architectures that make it easier for separate, application-specific software to control the circuit switching function, and to seek to maintain the market value of circuit switched systems by increasingly using voice applications processes to offer additional services such as voice mail, interactive voice response and ACD. The intensity of technical activity involved in further integrating the interaction of specific application processes and information delivery systems has given computer telephony integration the status of a technology in its own right.

         A growing number of businesses and other organizations have recognized the Internet as a network which enables an enhanced form of public communication. In order to create conditions amenable to satisfactory commerce and business communications on the Internet, the same kinds of services offered in communicating with customers via traditional voice transmission networks such as the PSTN must be available when communicating with customers via the Internet.

         The Internet represents primarily an access to potential markets that cannot be efficiently exploited if a separate, parallel infrastructure is required for its service. Its evolution, however, has supported the development of technologies such as those of NetSpeak that have made feasible the integration of the two different architectures of circuit switched and packetized data networks in such a way that communications between the two are meaningful, and such that each can selectively take advantage of the special capabilities of the other.

         There are many applications currently utilizing traditional telephony that could benefit from various of the capabilities available from data communications networks such as contemporaneous transmission of data and voice over a single system. The general difficulty in adapting some of these capabilities to the circuit switching environment lies in the limited expertise of those in the traditional telephony environment in developing and applying the desired adaptations on the one hand, and the limited systems and application expertise necessary for those in the packetized data network environment to recognize the problems, understand the opportunities, or design appropriate solutions on the other.

         The introduction and rapid development of Internet Protocol ("IP") technology revolutionized the deployment and use of data communications networks such as the Internet. Even though this technology is in its infancy, it is already creating a growing demand for the integration of features and functions available in traditional voice communications networks into the packetized data network environment.

NETSPEAK'S CORE COMMUNICATIONS TECHNOLOGY

         NetSpeak has developed a core communications technology which addresses the challenges associated with real-time interactive voice transmission over packetized data networks. NetSpeak's technology surmounts the difficulties inherent in real-time interactive voice transmissions in the packetized data network environment and permits the integration into this environment of features commonly found in traditional voice transmission networks, as well as enabling the concurrent voice, video and data transmission over packetized data networks, thereby expanding the functionality of packetized data networks. For example, NetSpeak's core communications technology will permit a call placed over the Internet to the service department of a customer to be transferred from the Internet to the customer's LAN, route the call to the next available service agent, provide the service agent with information regarding the call and transfer the call to the customer's PBX for answer by the service agent. NetSpeak's technology also facilitates the concurrent transmission of voice and data over a packetized data network. NetSpeak's core communications technology is the platform utilized in all of NetSpeak's products and systems. Among other features and functions, NetSpeak's core communications technology:

         /bullet/ permits encrypted, two-way voice transmission. NetSpeak's software manages different types of information streams, using different priorities, to optimize use of available bandwidth capacity, while providing the most sensitive applications such as voice transmission with first priority to that capacity, thereby minimizing the choppiness typically associated with voice transmission over packetized data networks. Encryption allows for secure communications even over packetized data networks, such as the Internet;

         /bullet/ allows users to connect to other users in a point-to-point fashion, rather than through an intermediate routing mechanism. NetSpeak's intelligent virtual switching technology implements a patent-pending technique for address resolution which translates circuit switching addresses to IP network addresses, thereby eliminating the need to know an end-user's packetized network address;

         /bullet/ provides dynamic and fixed IP address mixing which can create networks that carry traffic from both fixed-address networks such as a LAN and dynamically-assigned address networks such as the Internet to form a seamless communications network (a "network of networks") infrastructure. This infrastructure can operate over any physical network that support the IP protocol;

         /bullet/ uses a common object-oriented code base that allows the technology to be integrated into other Netspeak and third party products;

         /bullet/ operates on multiple operating systems and can be ported to various operating platforms; and

         /bullet/ can be embedded in firmware, including portable and handheld devices.

         NetSpeak is conducting ongoing research and development to further enhance its core technology, such as developing the plug-and-play processes that allow for the addition of new software components such as voice and video codecs, encryption "engines", animation controllers, user interfaces and communications protocols, and providing dynamic swapping of these components.

NETSPEAK'S STRATEGY

         The Company's goal is to use its core communications technology to become an industry leader in providing business solutions for concurrent real-time interactive voice transmission over packetized data networks while seemlessly integrating the features and functions of existing voice transmission networks into the packetized data networking environment. The Company's strategy includes the following key elements:

         ESTABLISH STRATEGIC ALLIANCES TO FACILITATE TECHNOLOGICAL ACCEPTANCE

         In order to facilitate and accelerate the acceptance of NetSpeak's technology, as well as enhance marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Pursuant to these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company' s products and systems are marketed and distributed by its strategic partners through various distribution channels. The Company believes that these strategic alliances also offer access to its partners' leading edge technologies. To date, the Company has established strategic alliances with Motorola, Creative, Rockwell and Infonet and intends to seek to establish additional strategic alliances.

         EXPAND INTERNAL MARKETING AND SALES EFFORTS

         The Company has recently hired a Vice President of Marketing to develop an infrastructure to facilitate distribution of the Company's technology, products and services. The Company is presently developing an in-house sales force and expanding its direct marketing and sales efforts to end-users, including telephone companies, cable companies and other common carriers, large business enterprises, ACD manufacturers and other OEMs, and governmental and educational entities, as well as to SIs, VARs and other distributors.

         EDUCATE THE MARKETPLACE

         Given the historical use of different infrastructures for voice and data transmission, NetSpeak believes that it needs to educate its potential customer base on how its core communications technology can facilitate the consolidation of these infrastructures by integrating capabilities and features commonly found in traditional voice transmission networks into the packetized data network environment. The Company intends to expand the number of marketing programs it conducts in this regard, including advertising in trade journals and similar media, attendance at industry trade shows and direct mail campaigns. In addition, the Company has been and continues to be involved in industry wide standard setting bodies, such as the Massachusetts Institute of Technology's ("MIT") ITC (Internet Telephony Interoperability Consortium) consortium, VoIP (Voice on IP) forum, IMTC (Interoperable Multimedia Teleconference), and VON (Voice on the Net) Coalition.

         CONTINUE RESEARCH AND DEVELOPMENT

         The Company intends to extend the functionality and uses of its core communications technology by continuing to invest in research and development. The Company believes that it can further improve its technology which will allow it to enhance its existing product applications as well as develop new applications.

PRODUCTS AND SYSTEMS

         NetSpeak's products and systems consist of four principal groups: gateway products, business systems, server software and client (or end-user) software products. NetSpeak's products and systems combine its various intelligent software modules to provide applications that furnish each particular product's desired features and functions.

         GATEWAY PRODUCTS

         Gateway products are designed as transition points between two different network types, such as between the PSTN and the Internet. Gateway products convert regular voice transmission to or from the compressed data packets that travel over packetized data networks. Gateway products can be used to bring packetized voice transmission into existing voice transmission networks such as a PBX or translate voice from the voice transmission network to a user's Intranet.

         WebPhone Gateway eXchange ("WGX") is NetSpeak's initial gateway product. NetSpeak has developed two versions of the WGX, which differ primarily in the types of interfaces they provide to the PSTN, the manner in which voice compression is performed, and the maximum number of simultaneously supported connection ports. The initial version of the WGX, the WGX-M, is PC-based, provides standard analog interfaces to the PSTN network and is offered in sizes up to 16 voice channels (ports). A second version, the WGX-MD, is PC-based, provides digital T1 interface to the PSTN network, and is offered in sizes up to 24 ports. NetSpeak is also developing the WGX-L series. This series is based on a NetSpeak proprietary hardware design which will provide digital T1 interfaces to the voice network and will be offered in sizes up to 96 ports. The WGX-L series will be designed to meet stringent central office requirements for telephone company networks and offer a number of other systems management and remote operations, administration and maintenance features.

         BUSINESS SYSTEMS

         NetSpeak's business systems consist of two product subgroups: call center systems and PBX systems.

         CALL CENTER SYSTEMS. Call center systems are generally used by customer service departments within corporations for a wide variety of communications functions, such as sales, service and technical support between such companies and their customers. Call center systems route calls to individual customer service agents based on factors such as agent skills or agent call volume, and provide the agents with information about incoming calls in order to facilitate customer interaction. In NetSpeak's call center systems, agents answer calls by using NetSpeak's Agent WebPhone client software products that are running in their individual PCs. Call center systems are high-visibility, traffic intensive application environments, and therefore are usually much higher in cost than simple business telephone systems. NetSpeak's call center systems can be integrated with existing ACDs to provide voice transmission over a customer's existing packetized data network without the need for significant upgrading of the network infrastructure and ultimately can provide a customer with a software-based solution to its call center requirements.

         NetSpeak's call center systems consist of:

         The WebPhone Automatic Call Distributor - Internet Attachment is the basic component of this system and allows a user to integrate Internet-based telephony with its existing circuit switched ACD. This system enables a call center agent to know to which incoming-line on the existing ACD a specific Internet voice call has been directed and forwards certain information to the next available agent. With this information, the agent can use the NetSpeak's WebPhone client software product running in its local PC to retrieve additional information about the incoming caller. This capability provides more information about the caller than existing circuit switched ACDs.

         The WebPhone Virtual ACD allows a customer to construct a call center entirely in a packetized data network environment utilizing only a PC as the call center agent's user interface. The system allows for transmission of voice and video based calls.

         The WebPhone Enterprise ACD is a tool for facilitating the development of the next generation of call centers. It integrates the capabilities of the WebPhone Virtual-ACD with the power of WGX for translating calls from the PSTN and converting them to packetized voice for distribution to an agent's PC. As a result, all caller traffic arrives at the agent's desktop as packetized voice, whether originated over the Internet, the user's Intranet or the PSTN, and all caller information is presented to the agent in a uniform format.

         In addition, the Company is developing the WebPhone ACD-CTx. This system will offer customized computer telephony interfaces between NetSpeak's WGX and the customer's existing circuit switched ACD. ACDs, including most telephone company Centrex-based ACD service offerings, require a specialized CTx interface to integrate a NetSpeak system. The WebPhone ACD-CTx will preserve the existing integral skills-based routing and other ACD vendor-specific value-added functions, while integrating IP-delivered calls with regular PSTN calls.

         PBX SYSTEMS. PBX Systems are the basic business telephone systems which service multiple users in an organization where employees need to communicate with each other, as well as with persons outside the organization. NetSpeak's PBX systems provide existing circuit switch PBX systems the ability to communicate with NetSpeak WebPhone client software anywhere on a packetized data network by bringing voice traffic from the PSTN into a NetSpeak PBX-based system, and carrying all voice, video and data communication to every user in a common packetized digital format.

         NetSpeak's PBX systems currently consist of:

         The WebPhone Virtual PBX allows a business to construct an in-house voice network which delivers packetized voice to every PC. All calls between users are carried over the packetized data network and there is no need to install and maintain separate voice network wiring or separate databases of information relative to individual users and their locations.

         The WebPhone Enterprise PBX combines the WebPhone Virtual PBX and WGX to create an integrated system that allows voice traffic coming from the PSTN, as well as voice traffic coming from packetized data networks, to be integrated and delivered over the customer's existing network infrastructure to individual end-users logged on to NetSpeak's WebPhone client software products.

         SERVER SOFTWARE

         All key NetSpeak software (i) controls the connection process between users, (ii) manages network operations, (iii) coordinates billing, (iv) provides value-added features and functions to the users and (v) is designed to run on PCs or larger workstation-type systems utilizing the Microsoft Windows NT operating system. Since many networks need high levels of reliability, such as common carrier networks, NetSpeak has incorporated certain contingency features into its software such as enabling its server software to permit multiple copies to run concurrently on the same network.

         NetSpeak's various software modules can be combined to construct various types of voice transmission networks. These software modules include the Global Information Server, which is responsible for finding the destination party and coordinating the connection between users; the Control Center module, which is the management control software for all of NetSpeak's products; the DataBase Services module, which acts as an "event management utility" for distributing activity messages relating to billing and other operations events; and the ACD Server module, which is the key to NetSpeak's call center systems. A variety of other support modules are under development, including the Credit Processing Server, that is used for real-time collection and customer account management and an Interactive Voice Response Server module which will guide a caller through a series of information steps.

         CLIENT SOFTWARE PRODUCTS

         NetSpeak's client or end-user software products include the standard NetSpeak WebPhone, NetSpeak's Internet telephone software product, which was the first NetSpeak client product on the market. WebPhone, winner of PC Magazines' Editor's Choice (October 8, 1996) award, is the basis of all other NetSpeak client software products including the Business WebPhone and the Agent WebPhone, which are key components of NetSpeak's PBX and call center systems. NetSpeak's other client software products include the Mini-WebPhone, a minimum-function telephone which can be quickly downloaded by the end-users of a NetSpeak ACD system and the Virtual WebPhone, which is integrated into the NetSpeak WGX and is responsible for maintaining the connection with other WebPhones. In order to maximize the amount of caller information provided to agents, the Company is developing additional agent software which is designed to be used in conjunction with NetSpeak's call center systems.

STRATEGIC ALLIANCES

         In order to facilitate and accelerate the acceptance of NetSpeak technology as well as enhance the marketing and distribution of its products and systems, the Company has established a number of strategic alliances with various telecommunications and computer industry leaders. Under these agreements, either the Company's technology is integrated into products which are marketed by its strategic partners or the Company's products and systems are marketed and distributed by its strategic partners through the various distribution channels currently utilized by such partners. The Company believes that these strategic alliances also offer access to its partners' leading edge technologies, as well as insights into market trends and product development. The Company intends to seek additional strategic alliances. Companies with which NetSpeak is currently participating in a strategic alliance include:

         MOTOROLA

         In August 1996, the Company established a strategic alliance with Motorola, as part of which Motorola made a minority investment in the Company. In connection with the investment by Motorola, the Company granted to Motorola a right of first negotiation on licenses of NetSpeak's technology as it applies to the cellular and cable communications industries. A designee of Motorola serves on the Company's Board of Directors. See "Management-Directors and Executive Officers" and "Certain Transactions".

         Motorola has become a customer of the Company and is conducting a number of end-user test trials of systems that combine the Company's technology, products and systems with those of Motorola.

         CREATIVE

         Beginning in June 1996, the Company entered into a strategic alliance with Creative, producer of the Sound Blaster family of products and one of the world's leaders in the manufacture and distribution of audio cards and multimedia computer peripherals. Pursuant to the agreements between NetSpeak and Creative, Creative made a minority investment in the Company and the Company granted Creative a worldwide license to market, distribute and bundle an Internet telephone based on the Company's WebPhone client software product under the Creative brand name in the retail distribution channel. The Company received a fixed license fee upon execution of the agreement and will receive a fixed royalty for each copy of the full version Internet telephone software products sold at retail by Creative. NetSpeak and Creative subsequently expanded their relationship to include a license granted on a royalty-free basis by Creative to NetSpeak for Creative's video codec technology for a period to be coterminous with the WebPhone technology license which was granted to Creative by the Company. NetSpeak and Creative are also jointly developing other Internet-related applications which use both the Company's and Creative's proprietary technology in such areas as radio broadcast.

         ROCKWELL

         In August 1996, the Company established a strategic alliance with Rockwell, an industry leader in medium to high end ACD systems. As part of this alliance, the Company's gateway products and ACD systems are being integrated into Rockwell ACD systems. The integration of NetSpeak's technology into Rockwell ACD systems will enable call center agents to receive real-time voice and data information transmitted from customers' voice-enabled web pages. NetSpeak and Rockwell are cooperating on the marketing of these systems and both companies have agreed to explore the joint development of a software solution for the low-end ACD market.

         INFONET

         Beginning in November 1996, the Company entered into a strategic alliance with Infonet, one of the largest commercial data network carriers in the world. Pursuant to such alliance, the Company will integrate its technology with Infonet's existing global data network to enhance concurrent voice and data transmission over the network. In addition, Infonet has and is expected to continue to purchase the Company's products in connection with the ongoing operation of its voice enabled data network.

MARKETING AND SALES

         The principal target market for NetSpeak's products and systems encompasses a wide variety of end-users, such as telephone companies, cable companies and other common carriers, large business entities, ACD manufacturers and other OEMS, and governmental and educational entities, as well as SIs, VARs and other distributors.

         In addition to marketing its products and systems with its strategic partners, NetSpeak has begun to market its products directly to end-users and distributors. To date, such marketing efforts primarily have been limited to direct contacts with a number of these customers. NetSpeak is also marketing its WebPhone client software products over the Internet, by advertising in computer periodicals, and through distribution agreements with over 700 ISPs worldwide.

         The Company has recently hired a Vice President of Marketing to develop an infrastructure to facilitate distribution of the Company's technology, products and production systems. NetSpeak is developing an in-house sales force in order to focus its sales efforts on direct sales to end-users and distributors. NetSpeak intends to divide its in-house sales force into groups, each of which will focus on one or more categories of potential customers. In addition to direct contact with potential customers, in-house marketing and sales efforts will include direct mail, advertising, and other marketing campaigns and attendance at industry trade shows, which in addition to generating sales, are intended to educate potential customers as to the features, functionality, cost effectiveness and other benefits of NetSpeak's technology, products and systems. In addition, the Company's site on the World Wide Web will permit prospective customers to obtain information about its products and services, download software for evaluation and order certain products. The Company intends to continue to intensify and expand its marketing and sales efforts and, as a result, intends to significantly increase marketing and sales expenses in future periods.

CUSTOMER SERVICE AND SUPPORT

         NetSpeak is committed to maintaining customer satisfaction and loyalty. As of December 31, 1996, NetSpeak employed 18 technical representatives to support and service its customer base. The Company intends to hire additional technical customer representatives to support the expected increase in its installed base for its business products, such as gateway products and business systems. The Company also provides back-up support with respect to NetSpeak technology, products and systems marketed by its strategic partners.

         The Company maintains a technical support hotline to answer customer inquiries and provides an on-line database of technical product information. The Company's support staff also responds to e-mail inquiries and monitors several e-mail mailing lists. Customer support specialists diagnose and solve technical problems related not only to the Company's products and systems but also to other hardware and software with which the Company's products and systems may be integrated. The Company tracks all support requests, through a series of customer databases, including current status reports and historical customer interaction logs. The Company uses customer feedback as a source of ideas for product application improvements and enhancements.

         The Company intends to provide maintenance for all of its business systems through a program of periodic technical upgrades. The price of a NetSpeak business system includes 90 days of maintenance service. For a fee, the Company will provide extended maintenance services to its business systems customers and to certain volume purchasers of its client software products.

RESEARCH AND DEVELOPMENT

         The market for the Company's products is characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. Management believes that the Company's future success depends in large part upon its ability to continue to enhance the functionality and uses of its core technology. The Company believes that it can further improve its technology which will allow it to enhance its existing products applications as well as develop new applications.

         The Company intends to be involved in the review and establishment of industry standards by actively participating in standard setting bodies such as MIT's ITC (Internet Telephony Interoperability Consortium) consortium, VoIP (Voice on IP) Forum, IMTC (Interoperable Multimedia Teleconference) and VON (Voice on the Net) Coalition.

         The Company currently conducts the majority of its product development efforts in-house. The Company also employs independent contractors, to a limited degree, to assist with certain product development and testing activities and intends to work with its strategic partners with a view to enhancing its products. The Company has aggressively expanded its Research and Development group from six software engineers as of December 31, 1995 to 23 software engineers and support staff as of December 31, 1996. In 1996 and 1995 the Company's research and development expenditures were approximately $2.3 million and $200,000 respectively. All of the Company's research and development costs have been expensed as incurred, including purchased research and development of $566,982 in connection with the acquisition of ITC. The Company intends to significantly increase research and development expenses in future periods to perform product enhancements and new product development in order to seek to establish and maintain a competitive advantage.

COMPETITION

         The Company is unaware of any other company which competes directly with the entire spectrum of products and systems it offers. The Company does, however, face competition for each of its individual products and systems. The Company competes with companies such as Vienna Systems, Lucent and VocalTec with respect to its gateway products. Principal competitors for NetSpeak's software-based business systems include companies such as Lucent. In the market for client software products, the Company competes with VocalTec, Microsoft and Intel, among others.

         The Company believes that the principal competitive factors affecting its potential success include development; time-to-market; product features, such as flexibility, scalability, interoperability, functionality and ease of use; as well as product/vendor reputation, quality, performance, price, customer service and support, and the overall effectiveness of its sales and marketing efforts.

         The Company may also face further competition in all market segments from companies in the telecommunications and computer industries which decide to develop and market competitive technology, products or systems. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. In addition, the Company competes with manufacturers of hardware-based business systems. Certain of these competitors may be existing or potential strategic partners.

GOVERNMENT REGULATION

         At present, there are few laws or regulations that specifically address access to or commerce on the Internet. The increasing popularity and use of the Internet, however, enhance the risk that the governments of the United States and other countries in which the Company sells or expects to sell its products will seek to regulate computer telephony and the Internet with respect to, among other things, user privacy, pricing, and the characteristics and quality of products and services. The Company is unable to predict the impact, if any, that future legislation, legal decisions or regulations may have on its business, financial condition or results of operations.

         In March 1996, the ACTA, a group of telecommunications common carriers, filed the ACTA Petition with the FCC arguing that providers (such as the Company) of computer software products that enable voice transmission over the Internet (Internet "telephone" services) are operating as common carriers without complying with various regulatory requirements and without paying certain charges required by law. The ACTA Petition argues that the FCC has the authority to regulate both the Internet and the providers of Internet "telephone" services and requests that the FCC declare its authority over interstate and international telecommunications services using the Internet, initiate rule-making proceedings to consider rules governing the use of the Internet for the provision of telecommunications services, and order providers of Internet "telephone" software to immediately cease the sale of such software. Any action by the FCC to grant the relief sough by ACTA or otherwise to regulate use of the Internet as a medium of communication, including any action to permit local exchange carriers to impose additional charges for connections used for Internet access, could have a material adverse effect on the Company's business, financial condition and results of operations.

PATENTS AND PROPRIETARY RIGHTS

         The Company generally relies upon patent, copyright, trademark and trade secret laws to protect and maintain its proprietary rights for its technology and products. The Company has filed nine U.S. utility patent applications, seven U.S. provisional patent applications and one Patent Cooperation Treaty patent application relating to various aspects of its technology. Several additional patent applications are currently being prepared. The Company expects to routinely file patent applications, as deemed appropriate to protect its technology and products.

         Elk Industries has asserted, in a letter to NetSpeak, just prior to the November 1996 expiration of U.S. Patent No. 4,128,773, owned by Elk Industries, that the Company's WebPhone client software product infringed the now expired patent. The Company sought advice of counsel relating to the infringement allegations, which Elk Industries has asserted against other software concerns, and believes, based upon an opinion of counsel, the Company's WebPhone client software product does not infringe the asserted patent.

         Litigation, which could be costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights, or to enforce any patents issued to the Company, in either case, in judicial or administrative proceedings. An adverse outcome could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third-parties, or require the Company to cease product sales and possibly alter the design of the products. There can be no assurance that any licenses required under any third-party patents or proprietary rights would be made available on acceptable terms, if at all. In addition, the laws of certain countries may not protect the Company's intellectual property.

         To help protect its rights, the Company currently requires employees, consultants and strategic partners to enter into confidentiality agreements that prohibit disclosure of the Company's proprietary information. The Company also currently requires employees and consultants to assign to it their ideas, developments, discoveries and inventions.

         NetSpeak has entered into an agreement with one customer requiring the Company to place its source code in escrow. This agreement provides that the customer will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business or if the Company fails to meet its support obligations. The Company may enter into similar agreements in the future which may increase the likelihood of misappropriation by third parties.

         EMPLOYEES

         As of December 31, 1996, the Company employed 56 persons, including 41 in engineering and support and 15 in sales, marketing and administration. The Company considers its relations with its employees to be satisfactory.

         Competition for technical personnel in the Company's industry is intense. The Company believes that it has been successful in recruiting qualified employees, but there is no assurance that it will continue to be as successful in the future. The Company believes that its future success depends in part on its continued ability to hire, assimilate and retain qualified personnel.

         FACILITIES

         The Company occupies approximately 10,000 square feet of space in Boca Raton, Florida, which it leases at an annual rental of $132,565. The initial term of the lease for the Company's facility expires on January 30, 2000. The Company believes that existing facilities are adequate for its needs through at least the end of 1997. Should the Company require additional space at that time or prior thereto, it believes that such space can be secured on commercially reasonable terms and without undue operational disruption.

         LEGAL PROCEEDINGS

         The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below is certain information concerning the directors and executive officers of the Company:

    NAME               AGE             POSITION
    ----               ---             --------
Stephen R. Cohen        54     Chairman of the Board and
                                 Chief Executive Officer

Robert Kennedy          48     President, Chief Operating Officer and Director

Shane D. Mattaway       40     Executive Vice President,
                                 Chief Technical Officer and Director

John W. Staten          30     Chief Financial Officer and Assistant Secretary

Steven F. Mills         42     Vice President of Marketing

Harvey Kaufman          65     Executive Vice President, Secretary and Treasurer

Steven D. Leeke         35     Director

L. Richard Mattaway     50     Director

A. Jeffry Robinson      54     Director

         STEPHEN R. COHEN has served as Chairman of the Board and Chief Executive Officer of the Company since December 1995. From 1975 until January 1995, Mr. Cohen served as Chairman of the Board of TPI Enterprises, Inc., formerly Telecom Plus International, Inc. ("TPI"). Under Mr. Cohen's stewardship, TPI grew from a small, local telephone interconnect company with approximately $1,000,000 in revenue in 1975 to become the largest independent supplier of telecommunications equipment in the United States, with over $300 million in revenue in 1987. Mr. Cohen also oversaw the expansion of TPI's operations into other segments of the telecommunications industry, including cellular operations, radio common carrier paging and telecommunications software development. In 1987, TPI sold its core telecommunications business to Siemens AG ("Siemens"), who had been TPI's joint venture partner since 1984. Following the sale to Siemens, Mr. Cohen oversaw the redeployment of TPI's assets into new businesses including restaurants and movie theaters. Mr. Cohen retired from TPI in January 1995.

         ROBERT KENNEDY has served as a director of the Company since December 1995 and became its President and Chief Operating Officer in March 1996. Mr. Kennedy has over 20 years experience in the telecommunications industry. From 1976 until joining NetSpeak, Mr. Kennedy served in a number of executive positions at TPI, including Vice President of Sales and Marketing from 1976 to 1985 and as Executive Vice President since 1985. In the latter capacity, Mr. Kennedy was responsible for sales, marketing, strategic planning, product development and overall profit responsibility for a number of TPI's operating subsidiaries. Mr. Kennedy also served as a member of TPI's Board of Directors from 1984 to 1993 and as its Executive Vice President to March 1996.

         SHANE D. MATTAWAY co-founded ITC in May 1995 and became the Company's Executive Vice President, Chief Technical Officer and a director upon the Company's acquisition of ITC in December 1995. For approximately 10 years prior to founding ITC, Mr. Mattaway was the founder and President of Boca Development, a computer consulting and software development firm. Mr. Mattaway has also served as an Adjunct Professor in Computer Science at the University of Miami, Florida International University and Florida Atlantic University.

         JOHN W. STATEN joined NetSpeak as its Chief Financial Officer and Assistant Secretary in February 1996. From 1990 to January 1996, Mr. Staten was employed by Deloitte & Touche LLP, a public accounting firm, most recently as Manager focusing on the retail and technology sectors.

         STEVEN F. MILLS joined NetSpeak as Vice President of Marketing in October 1996. From April 1995 to October 1996, Mr. Mills was employed by Boca Research, Inc., a developer and manufacturer of modems, most recently as Vice President of Business Development. From January 1994 to April 1995, Mr. Mills was employed by General DataCom Services, as Assistant Vice President of Transmission Products. Prior to General DataCom, Mr. Mills was employed by Primary Access Corp. from 1991 to January 1994 serving in various capacities.

         HARVEY KAUFMAN has served as Executive Vice President, Secretary and Treasurer of NetSpeak since December 1995. Mr. Kaufman has over 25 years of expertise in the telecommunications industry. He joined TPI in 1979 as Vice President of Strategic Planning with additional responsibilities for Applications Engineering and Product Management. Upon the sale of TPI's core telecommunications business to Siemens in 1987, Mr. Kaufman joined Siemens as Executive Director of Marketing for Siemens Information Systems and subsequently served as Vice President of Product Management and Applications Engineering and Director for Advanced Systems and Applications. Mr. Kaufman retired from Siemens in October 1995.

         STEVEN D. LEEKE was appointed to the Company's Board of Directors in November 1996 as the designee of Motorola. Mr. Leeke is currently the Director and General Manager of Internet Content and Service Businesses within Motorola New Enterprises. He joined Motorola in March 1995 as Director of Strategy for New Enterprises. In 1988 he joined Texas Instruments: first as a member of their Corporate Research Development & Engineering Department; then as Branch Manager, Production Management Decision Systems; and finally as Manager of Strategic Development, Semiconductor Group Research & Development, reporting to the Chief Technical Officer. See "Certain Transactions."

         L. RICHARD MATTAWAY co-founded ITC in May 1995 and has served as a director of the Company since the acquisition of ITC in December 1995. For approximately the past 15 years Mr. Mattaway has been engaged in real estate development in South Florida. Prior thereto, Mr. Mattaway was a practicing attorney in Miami, Florida.

         A. JEFFRY ROBINSON has served as a director of NetSpeak since December 1995. Since April 1996, Mr. Robinson has been a partner in the Miami law firm of Broad & Cassel, the Company's counsel, specializing in corporate and securities matters. From March 1992 until April 1996, Mr. Robinson was a shareholder in the Miami law firm of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.

         Shane D. Mattaway and L. Richard Mattaway are brothers. There are no other family relationships among the Company's directors and executive officers.

         Directors of the Company hold their offices until the next annual meeting of the Company's shareholders and until their successors have been duly elected and qualified or their earlier resignation, removal from office or death. There are no committees of the Board of Directors. Upon consummation of this Offering, the Company intends to establish an audit and compensation committee, consisting of a majority of independent directors.

         Officers of the Company serve at the pleasure of the Board of Directors and until the first meeting of the Board of Directors following the next annual meeting of the Company's shareholders and until their successors have been chosen and qualified.

DIRECTOR COMPENSATION

         The Company currently does not pay cash compensation to non-employee directors. Following consummation of this Offering, the Company intends to pay non-employee directors a fee of $1,000 per meeting of the Board of Directors or committee thereof attended and to provide non-employee directors with annual grants of stock options under the 1995 Plan to purchase 5,000 shares of Common Stock. Directors are reimbursed for travel and lodging expenses in connection with their attendance at meetings. In January 1996, each of L. Richard Mattaway and A. Jeffry Robinson were granted ten-year options under the 1995 Plan to purchase 75,000 shares of Common Stock at a price of $2.50 per share.

INDEMNIFICATION AGREEMENTS

         The Company has entered into an indemnification agreement with each of its directors and executive officers. Each indemnification agreement provides that the Company will indemnify such person against certain liabilities (including settlements) and expenses actually and by him or her in connection with any threatened or pending legal action, proceeding or investigation (other than actions brought by or in the right of the Company) to which he or she is, or is threatened to be, made a party by reason of his or her status as a director, officer or agent of the Company, provided that such director or executive officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. With respect to any action brought by or in the right of the Company, a director or executive officer will also be indemnified, to the extent not prohibited by applicable law, against expenses and amounts paid in settlement, and certain liabilities if so determined by a court of competent jurisdiction, actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE

         The following table sets forth information concerning compensation for 1996 received by the Chief Executive Officer (the "CEO") and the only other executive officer whose annual salary and bonus exceeded $100,000 during 1996 (collectively with the CEO, the "Named Executive Officers").

                                                                                                       LONG TERM
                                                    ANNUAL COMPENSATION                              COMPENSATION
                                                    -------------------                              ------------
                                                                              OTHER ANNUAL            SECURITIES
                                                    SALARY        BONUS       COMPENSATION            UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR         ($)          ($)           ($)(1)             OPTIONS (#)(2)
---------------------------              ----         ---          ---           ------             --------------
Stephen R. Cohen                         1996        43,080         --            1,662                 300,000
    Chairman of the Board and CEO

Shane D. Mattaway                        1996       109,171         --            1,662                 100,000
    Executive Vice President
    and Chief Technical Officer

-------------------------
(1)   Represents a car allowance of $600 per month.

(2) Represents options to purchase Common Stock granted to the Named Executive Officer under the 1995 Plan.

         EMPLOYMENT AGREEMENTS

         Effective October 1996, the Company entered into employment agreements with Stephen R. Cohen, the Company's Chairman and Chief Executive Officer, Robert Kennedy, the Company's President and Chief Operating Officer, Shane D. Mattaway, the Company's Executive Vice President and Chief Technical Officer, John W. Staten, the Company's Chief Financial Officer and Harvey Kaufman, the Company's Executive Vice President and Secretary. The employment agreements have "rolling" two year terms, so that at all times the remaining term of the agreement is two years. The employment agreements provide for annual salaries initially set at $175,000, $150,000, $125,000, $90,000 and $75,000 for Messrs.
Cohen, Kennedy, Mattaway, Staten and Kaufman respectively.

         Each employment agreement provides that the executive officer who is a party thereto (the "Executive Officer") will continue to receive his salary for a period of two years after termination of employment, if his employment is terminated by the Company for any reason other than death, disability or Cause (as defined in the employment agreement), or for a period of 12 months after termination of the agreement as a result of the Executive Officer's disability, and the Executive Officer's estate will receive a lump sum payment equal to one year's salary plus a pro rata portion of any bonus to which the Executive Officer is entitled upon termination of the employment agreement by reason of the Executive Officer's death. Each employment agreement also prohibits the Executive Officer from directly or indirectly competing with the Company for one year after termination for any reason except a termination without Cause. If a Change of Control (as defined in the employment agreement) occurs, the employment agreement provides for the continued employment of the Executive Officer for a period of two years following the Change of Control. In addition, following the Change of Control, if the Executive Officer's employment is terminated by the Company other than for Cause or by reason of the Executive Officer's death or disability, or by the Executive Officer for certain specified reasons (such as a reduction of compensation or a diminution of duties), the Executive Officer will receive a lump sum cash payment equal to 200% of the cash compensation received by the Executive Officer during the 12 calendar months prior to such termination.

         The Company is also party to a two year employment agreement with Steven F. Mills expiring in October 1998. The term of Mr. Mills' employment agreement will automatically be extended for successive one-year terms unless the Company or Mr. Mills gives written notice of its or his, respectively, intent not to extend such agreement to the other party at least 60 days prior to the then scheduled expiration date. Mr. Mills' annual salary is initially set at $120,000. Mr. Mills employment agreement contains confidentiality and non-competition provisions.

         OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth information concerning individual grants of stock options made during 1996 to any of the Named Executive Officers.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE OF ASSUMED
                                                                                                  ANNUAL RATES OF
                                                                                                    STOCK PRICE
                                                                                                 APPRECIATION FOR
                        NUMBER OF SHARES   % OF TOTAL OPTIONS      EXERCISE OR                  OPTION TERMS($)(1)
                       UNDERLYING OPTIONS GRANTED TO EMPLOYEES     BASE PRICE     EXPIRATION   ---------------------
                         GRANTED (#)(1)      IN FISCAL YEAR          ($/SH)          DATE         5%          10%
                         --------------      --------------          ------          ----        ----         ---
Stephen R. Cohen            300,000              18.5                $2.50         1/24/06     $472,000   $1,195,000
Shane D. Mattaway           100,000               6.2                 2.50         1/24/06      157,000      398,000

-------------------------
(1) Based upon the exercise price, which was equal to the fair market on the date of grant, and annual appreciation at the rate stated on such price through the expiration date of the options. Amounts represented hypothetical gains that could be achieved for the options if exercised at the end of the term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate or projection of the future stock price. Actual gains, if any, are contingent upon the continued employment of the Named Executive Officer through the expiration date, as well as being dependent upon the general performance of the Common Stock. The potential realizable values have not taken into account amounts required to be paid for federal income taxes.

         STOCK OPTIONS HELD AT END OF 1996

         The following table indicates the total number and value of exercisable and unexercisable stock options held by each of the Named Executive Officers as of December 31, 1996. No options were exercised by any of the Named Executive Officers during 1996.

                                         NUMBER OF SECURITIES                     VALUE OF UNEXERCISED
                                        UNDERLYING UNEXERCISED                        IN-THE-MONEY
                                        OPTIONS AT FISCAL YEAR-END(#)            OPTIONS AT FISCAL YEAR-END($)
                                   EXERCISABLE        UNEXERCISABLE       EXERCISABLE(1)      UNEXERCISABLE(1)
                                   -----------        -------------       --------------      ----------------
Stephen R. Cohen................     300,000                0               $1,950,000                0
Shane D. Mattaway...............     250,000                0                1,850,000                0

-------------------------
(1)    Based upon the assumed initial public offering price of $9.00 per share, less the applicable exercise price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Company does not have a compensation committee and all decisions regarding executive compensation have been made by the Board of Directors as a whole. See "Certain Transactions" with respect to the payment of legal fees to a law firm of which A. Jeffry Robinson is a partner.

1995 STOCK OPTION PLAN

         Under the 1995 Plan, as amended, an aggregate of 2,700,000 shares of Common Stock are reserved for issuance upon exercise of options ("1995 Plan Options"). 1995 Plan Options are designed to serve as incentives for retaining qualified and competent directors, employees, consultants and independent contractors of the Company.

         The Company's Board of Directors, or a committee thereof, administers and interprets the 1995 Plan and is authorized to grant 1995 Plan Options thereunder to all eligible employees of the Company, including directors and executive officers (whether or not employees) of the Company, as well as consultants and independent contractors hired by the Company. The 1995 Plan provides for the granting of both "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and nonstatutory stock options. Incentive stock options may only be granted, however, to employees. 1995 Plan Options can be granted on such terms and at such prices as determined by the Board, or a committee thereof, except that the per share exercise price of incentive 1995 Plan Options will not be less than the fair market value of the Common Stock on the date of grant and, in the case of an incentive 1995 Plan Option granted to a 10% shareholder, the per share exercise price will not be less than 110% of such fair market value as defined in the 1995 Plan.

         In accordance with the Internal Revenue Service Code, options granted under the 1995 Plan that would otherwise qualify as incentive stock options will not be treated as incentive stock options to the extent that the aggregate fair market value of the shares covered by the incentive stock options which are exercisable for the first time by any individual during any calendar year exceeds $100,000.

         1995 Plan Options will be exercisable after the period or periods specified in the option agreement, provided, however, that incentive 1995 Plan Options vest in three annual installments commencing one year from the date of grant. 1995 Plan Options granted are not exercisable after the expiration of ten years from the date of grant and are not transferable other than by will or by the laws of descent and distribution. Adjustments in the number of shares subject to 1995 Plan Options can be made by the Board of Directors or the appropriate committee in the event of a stock dividend or recapitalization resulting in a stock split-up, combination or exchange of shares. Under the 1995 Plan, options may become immediately exercisable in the event of a change in control or approval by stockholders of the Company of a merger, reorganization, liquidation, dissolution or disposition of all or substantially all of the assets of the Company. The 1995 Plan also authorizes the Company to make loans to optionees to enable them to exercise their options.

         Non-statutory options to purchase an aggregate of 53,000 shares of Common Stock previously granted under the 1995 Plan to various employees have been exercised. As of the date of this Prospectus, the Company has 1995 Plan Options outstanding to purchase an aggregate of 2,246,000 shares of Common Stock at exercise prices ranging from $1.00 to $7.00. Of such options, 886,000 are incentive stock options and 1,360,000 are non-statutory stock options.

                              CERTAIN TRANSACTIONS

         Upon incorporation of the Company in December 1995, the Company sold an aggregate of 2,950,000 shares of Common Stock to various executive officers, directors and advisors for an aggregate of $590,000, including 1,750,000 shares to Stephen R. Cohen, 500,000 shares to Robert Kennedy, 250,000 shares to Harvey Kaufman and 100,000 shares to each of L. Richard Mattaway and A. Jeffry Robinson.

         In December 1995, the Company acquired all of the issued and outstanding capital stock of ITC by merger of ITC with a wholly-owned subsidiary of the Company. As consideration for such, the Company issued an aggregate of 2,500,000 shares of Common Stock to the shareholders of ITC in exchange for all of their ITC shares, including 1,000,000 shares to an affiliate of L. Richard Mattaway and 850,000 shares to Shane D. Mattaway.

         In connection with the establishment of a strategic alliance, in August 1996, Motorola made a minority investment in the Company pursuant to which it purchased 769,853 shares of Common Stock and a warrant to purchase up to an additional 452,855 shares of Common Stock at a price of $5.50 per share for a six year period expiring in August 2002 for an aggregate of $4,234,191. In the event the Company consummates the Offering or any other underwritten public offering of its Common Stock at a price of at least $7.00 per share resulting in the receipt by the Company of net proceeds of not less than $10,000,000, the Company, at its option, upon not less than 20 business days' notice given prior to the planned closing date of such public offering, may require Motorola to exercise the Motorola warrant, provided, however, that within 15 business days of receipt of the Company's notice, Motorola may elect to cancel the Motorola Warrant unexercised. In addition, Motorola was granted the right to designate one member of the Company's Board of Directors so long as Motorola and its affiliates beneficially own 5% or more of the Company's outstanding Common Stock.

         A. Jeffry Robinson is a partner of the Miami, Florida law firm of Broad and Cassel, which serves as counsel to the Company. The Company has paid legal fees to Broad and Cassel for services rendered.

         The Company has adopted a policy that any transactions between the Company and its executive officers, directors, principal shareholders or their affiliates take place on an arms-length basis and require the approval of a majority of the independent directors of the Company.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted after this Offering by (i) each of the shareholders of the Company owning more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group:

NAME AND ADDRESS OF                                    NUMBER OF SHARES
BENEFICIAL OWNER OF GROUP (1)                       BENEFICIALLY OWNED (2)         PERCENTAGE OF CLASS
-----------------------------                       ----------------------         -------------------
                                                                                BEFORE               AFTER
                                                                               OFFERING            OFFERING
                                                                               --------            --------
Stephen R. Cohen(3)                                        2,000,000             25.0%               20.0%
Robert Kennedy(4)                                            760,000              9.5                 7.6
Shane D. Mattaway(5)                                       1,078,000             13.6                10.8
Steven D. Leeke(6)                                               -0-              -0-                 -0-
L. Richard Mattaway(7)                                       675,000              8.7                 6.9
A. Jeffry Robinson(8)                                        175,000              2.3                 1.8
All directors and executive
  officers as a group (nine persons)(9)                    4,994,667             57.3                46.6

5% OR GREATER HOLDERS

Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, Illinois 60196(10)                             1,222,708             15.0                12.0

Garmarin Investments, Ltd.                                   500,000              6.5                 5.2
c/o CIBC Bank and Trust
  Company (Cayman) Limited
P.O. Box 694GT
Edward Street
Grand Cayman, Cayman Islands

Glenn Hutton                                                 500,000              6.5                 5.2
9725 Hammock Boulevard
Suite 206
Miami, Florida 33196

-------------------------
(1) Except as indicated, the address of each person named in the table is c/o NetSpeak, 902 Clint Moore Road, Suite 104, Boca Raton, Florida 33487.

(2) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock listed, which include shares of Common Stock that such persons have the right to acquire a beneficial interest within 60 days from the date of this Prospectus.

                                      -49-



(3) Includes 300,000 shares of Common Stock issuable upon the exercise of stock options.

(4) Includes 250,000 shares of Common Stock issuable upon the exercise of stock options and 10,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Kennedy's spouse.

(5) Includes 250,000 shares of Common Stock issuable upon the exercise of stock options.

(6) Does not include the shares of Common Stock beneficially owned by Motorola, in which shares Mr. Leeke disclaims beneficial ownership.

(7) Includes 400,000 shares of Common Stock held in a family limited partnership, 100,000 shares of Common Stock held by an affiliated corporation and 75,000 shares of Common Stock issuable upon the exercise of stock options.

(8) Includes 75,000 shares of Common Stock issuable upon the exercise of stock options.

(9)    Includes (i) the shares of Common Stock described in notes (3) through
       (8), (ii) 40,000 shares of Common Stock issuable upon the exercise of stock options held by John W. Staten, and (iii) 250,000 shares of Common Stock held by Harvey Kaufman and 16,667 shares of Common Stock issuable upon the exercise of stock options held by Mr. Kaufman.

(10) Includes 452,855 shares of Common Stock issuable upon the exercise of the Motorola Warrant.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, par value $.01 per share, 9,698,532 shares of which will be outstanding upon consummation of this Offering and (ii) 1,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"), none of which will be outstanding upon consummation of this Offering. As of the date of this Prospectus, there were 100 holders of record of the Common Stock.

COMMON STOCK

         Subject to the rights of the holders of any Preferred Stock that may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock issuable upon exercise of the Investor Warrants, the Agent's Option and the Agent's Warrants will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

         The Company's Board of Directors has the authority to issue 1,000,000 shares of Preferred Stock in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. The Company has no present plans to issue shares of Preferred Stock.

CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (i) at least 20% but less than 33-1/3% of all voting power; (ii) at least 33-1/3% but less than a majority of all voting power; or (iii) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles and Bylaws also authorize the Company to indemnify the Company's directors, officers, employees and agents. In addition, the Company's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties, and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

TRANSFER AGENT

         The transfer agent for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this Offering, the Company will have 9,698,532 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"), which shares generally may be sold publicly without registration under the Securities Act only in compliance with Rule 144.

         In general, under Rule 144 as currently in effect, if a period of at least two years has elapsed since the later of the date the "restricted shares" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly reported volume of trading of the Common Stock on the ________________________ during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions or directly to market makers. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period.

         Under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. The Securities and Exchange Commission (the "Commission") has proposed reducing the holding periods under Rule 144 and Rule 144(k) to one year and two years, respectively. There can be no assurance as to when, if ever, such proposal will be adopted by the Commission.

         The Company's executive officers and directors, and certain shareholders who collectively own an aggregate of 7,698,532 shares of Common Stock have agreed that they will not directly or indirectly, sell, offer, contract to sell, make a short sale, pledge or otherwise dispose of any shares of Common Stock (or any securities convertible into or exchangeable or exercisable for any other rights to purchase or acquire Common Stock other than shares of Common Stock issuable upon exercise of outstanding options) owned by them, for a period of nine months after the date of this Prospectus, without the prior written consent of Josephthal.

         After the nine month period, 5,428,000 of the shares subject to the sale restriction will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act, subject to the volume limitations and other restrictions contained in Rule 144. The remaining 2,270,532 of such shares will become eligible for sale subject to the restrictions of Rule 144 at varying times from January 1998 to January 1999.

         The Company has granted to Motorola and Creative certain demand and piggy-back registration rights under the Securities Act, with respect to the shares of Common Stock beneficially owned by them.

         Prior to this Offering, there has been no market for the Common Stock of the Company. The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of shares of Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

                                  UNDERWRITING

         The Underwriters named below, (the"Underwriters"), for whom Josephthal Lyon & Ross Incorporated is acting as the Representative, have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the"Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective number of shares of Common Stock set forth below opposite their names:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Josephthal Lyon & Ross Incorporated......................

                                                              ---------
         Total...........................................     2,000,000
                                                              =========

         The Underwriters are committed to purchase all the shares of Common Stock offered hereby, if any of such shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the conditions precedent specified therein.

         The Company has been advised by the Representative that the Underwriters initially propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less concessions of not in excess of $______ per share of Common Stock. Such dealers may re-allow a concession not in excess of $______ per share of Common Stock to other dealers. After the commencement of the Offering, the public offering price, concession and reallowance may be changed.

         The Representative has advised the Company that they do not anticipate sales to discretionary accounts by the Underwriters to exceed five percent of the securities offered by the Company hereby.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has also agreed to pay the Representative an expense allowance on a non-accountable basis equal to one and one-half percent of the gross proceeds of this Offering, of which $35,000 has been paid to date.

         The Underwriters have been granted an option by the Company, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the initial public offering price per share of Common Stock offered hereby, less underwriting discounts and the non-accountable expense allowance. Such option may be exercised solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares offered hereby. To the extent such option is exercised, in whole or in part, each

Underwriter will have a firm commitment, subject to certain conditions, to purchase the number of the additional shares of Common Stock proportionate to its initial commitment.

         Holders of 7,698,532 shares of the Company's Common Stock, including each officer, director and principal stockholder of the Company, have executed agreements pursuant to which they have agreed not to sell or otherwise dispose of their shares for a period of nine months from the date of this Prospectus without the prior written consent of Josephthal. An appropriate legend shall be marked on the face of the certificates representing all of such securities.

         Prior to the Offering, Josephthal was retained to provide financial advisory services to the Company, such as the development of its business plan to be used in anticipation of an offering of securities. In consideration for such services, the Company has agreed to sell to Josephthal, for nominal consideration, the Advisor's Warrants to purchase from the Company 200,000 shares of Common Stock. The Advisor's Warrants are initially exercisable at a price per share equal to 120% of the initial public offering price for a period of four years commencing one year after the date of this Prospectus and are restricted from sale, transfer, assignment or hypothecation for a period of twelve months from the date hereof, except to officers of Josephthal. The Advisor's Warrants also provide for adjustment in the number of shares of Common Stock issuable upon the exercise thereof as a result of certain subdivisions and combinations of the Common Stock. The Advisor's Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Advisor's Warrants.

         Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering for the Common Stock has been determined by negotiations between the Company and the Representative and is not necessarily related to the Company's asset value, net worth or other established criteria of value. The factors considered in such negotiations, in addition to prevailing market conditions, included the history of and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors as were deemed relevant.

         The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which are filed as exhibits to the Registration Statement. See "Additional Information."

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Broad and Cassel, a partnership including professional associations, Miami, Florida. A. Jeffry Robinson, a partner of Broad and Cassel is a director of the Company and owns 100,000 shares of Common Stock and options to purchase 75,000 shares of Common Stock. Orrick, Herrington & Sutcliffe LLP, New York, New York, has acted as counsel to the Underwriters in connection with this Offering.

                                     EXPERTS

         The consolidated financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 pursuant to the Securities Act with respect to the Common Stock being offered in this offering. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by reference to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof.

         This Registration Statement and all other information filed by the Company with the Commission may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                              NETSPEAK CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                               ----
Independent Auditors' Report....................................................................................F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996....................................................F-3

Consolidated Statements of Operations for the Predecessor for the period May 15,
1995 (date of inception) to December 18, 1995 and for the Successor for the
period December 8, 1995 (date of inception) to December 31, 1995 and the year ended December 31, 1996.........................................................................................F-4

Consolidated Statements of Shareholders' Equity for the Predecessor for the
period May 15, 1995 (date of inception) to December 18, 1995 and for the
Successor for the period December 8, 1995 (date of inception) to December 31,
1995 and the year ended December 31, 1996.......................................................................F-5

Consolidated Statements of Cash Flows for the Predecessor for the
period May 15, 1995 (date of inception) to December 18, 1995 and for the
Successor for the period December 8, 1995 (date of inception) to December 31,
1995 and the year ended December 31, 1996.......................................................................F-6

Notes to Consolidated Financial Statements..................................................................... F-7

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of NetSpeak Corporation:


We have audited the accompanying consolidated balance sheets of NetSpeak Corporation and subsidiary (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows of Internet Telephone Company (the "Predecessor") for the period from May 15, 1995 (date of inception) to December 18, 1995, and of the Company for the period December 8, 1995 (date of inception) to December 31, 1995 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of operations and cash flows of the Predecessor for the period from May 15, 1995 (date of inception) to December 18, 1995, and of the Company for the period December 8, 1995 (date of inception) to December 31, 1995 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
----------------------------
DELOITTE & TOUCHE LLP
Certified Public Accountants
Fort Lauderdale, Florida


January 24, 1997


                              NETSPEAK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                           December 31,
                                                                   --------------------------
                                                                       1995           1996
ASSETS

Cash and cash equivalents                                          $   483,084    $ 6,294,697
Accounts receivable                                                       --          340,000
Prepaid and other current assets                                        15,833         85,840
Deferred tax asset                                                        --          182,000
                                                                   -----------    -----------
            Total current assets                                       498,917      6,902,537

Property and equipment, net                                             31,290      1,049,952
Other assets                                                            25,359        325,126
                                                                   -----------    -----------

                                                                   $   555,566    $ 8,277,615
                                                                   ===========    ===========



LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                                                   $    80,045    $    92,192
Accrued expenses                                                        28,004        264,509
Unearned revenue                                                          --        2,242,011
                                                                   -----------    -----------
            Total current liabilities                                  108,049      2,598,712
                                                                   -----------    -----------

Commitments and contingencies (Note 6)                                    --             --

Shareholders' equity:
     Preferred stock:  1,000,000 shares of $.01 par value
         authorized; no shares issued or outstanding
     Common stock: 25,000,000 shares of $.01 par value
         authorized; 5,450,000 and 7,698,532 shares issued and
         outstanding at December 31, 1995 and 1996, respectively        54,500         76,985
     Additional paid-in capital                                      1,035,500      9,110,105
     Accumulated deficit                                              (642,483)    (3,508,187)
                                                                   -----------    -----------
            Total shareholders' equity                                 447,517      5,678,903
                                                                   -----------    -----------

                                                                   $   555,566    $ 8,277,615
                                                                   ===========    ===========

See accompanying notes to consolidated finacial statements


                              NETSPEAK CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   PREDECESSOR                            SUCCESSOR
                                                   MAY 15, 1995             DECEMBER 8, 1995           YEAR ENDED
                                                  TO DECEMBER 18,           TO DECEMBER 31,           DECEMBER 31,
                                                       1995                      1995                   1996
                                                  ---------------          ---------------         --------------

Net revenues                                       $      --               $      --               $   867,117

Operating expenses:
    Cost of revenues                                      --                      --                    47,129
    Research and development                           175,038                  28,301               2,255,644
    Sales and marketing                                   --                      --                   722,353
    General and administrative                           5,644                  57,200                 836,791
    Purchased research and development                    --                   556,982                    --
                                                    -----------              ----------             ----------
          Total operating expenses                     180,682                 642,483               3,861,917

Loss from operations                                  (180,682)               (642,483)             (2,944,800)

Interest and other income                                 --                      --                   172,096
                                                    -----------              ----------           ------------
Loss before income taxes                              (180,682)               (642,483)             (2,822,704)

Income taxes                                              --                      --                    43,000
                                                    -----------              ----------           ------------

Net loss                                            $ (180,682)            $  (642,483)          $  (2,865,704)
                                                    ===========             ===========           ============

Net loss per share                                                                               $       (0.35)
                                                                                                  ============

Shares used in computing net loss per share                                                          8,215,485
                                                                                                  ============

See accompanying notes to consolidated financial statements


                              NetSpeak Corporation

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                       COMMON STOCK
                               -----------------------------          ADDITIONAL      ACCUMULATED
                                  SHARES              AMOUNT        PAID-IN CAPITAL     DEFICIT              Total
                               ---------------------------------------------------------------------------------------
Predecessor

Balance at May 15, 1995                --          $      --          $      --          $     --          $      --
Sale of common stock                  1,000              1,000               --                --                1,000
Capital paid in                        --                 --              128,200              --              128,200
Net loss                               --                 --                 --            (180,682)          (180,682)
                                -----------        -----------        -----------       -----------        -----------
Balance at December 18, 1995          1,000        $     1,000        $   128,200       $  (180,682)       $   (51,482)
                                ===========        ===========        ===========       ===========        ===========

-----------------------------------------------------------------------------------------------------------------------

Successor

Balance at December 8, 1995            --          $      --          $      --         $      --          $      --
Sale of common stock              2,950,000             29,500            560,500              --              590,000
Issuance of common stock in
   acquisition                    2,500,000             25,000            475,000              --              500,000
Net loss                               --                 --                 --            (642,483)          (642,483)
                                -----------        -----------        -----------       -----------        -----------
Balance at December 31, 1995      5,450,000             54,500          1,035,500          (642,483)           447,517


Issuance of common stock
   and warrants                   2,195,532             21,955          7,942,635              --            7,964,590
Exercises of stock options           53,000                530            131,970              --              132,500
Net loss                               --                 --                 --          (2,865,704)        (2,865,704)
                                -----------        -----------        -----------       -----------        -----------


Balance at December 31, 1996      7,698,532        $    76,985        $ 9,110,105       $(3,508,187)       $ 5,678,903
                                ===========        ===========        ===========       ===========        ===========


See accompanying notes to consolidated financial statements


                              NETSPEAK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               PREDECESSOR                     SUCCESSOR
                                                             MAY 15, 1995 TO      DECEMBER 8, 1995      YEAR ENDED
                                                               DECEMBER 18,        TO DECEMBER 31,     DECEMBER 31,
                                                                  1995                 1995                1996
                                                             ---------------      ----------------     ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                   $  (180,682)         $  (642,483)         $(2,865,704)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
   Depreciation                                                    1,500                 --                198,172
   Purchased research and development                               --                556,982
   Common stock issued for services                                 --                   --                 35,000
   Deferred taxes                                                   --                   --               (182,000)
     Changes in assets and liabities:
       Accounts receivable                                          --                   --               (340,000)
       Prepaid and other current assets                             --                (15,833)             (70,007)
       Other assets                                                 --                (25,359)            (299,767)
       Accounts payable                                           43,927               36,118               12,147
       Accrued expenses                                             --                 28,004              236,505
       Unearned revenue                                             --                   --              2,242,011
                                                             -----------          -----------          -----------
        Net cash used in operating activities                   (135,255)             (62,571)          (1,033,643)
                                                             -----------          -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                           (26,027)              (6,763)          (1,216,834)
  Acquisition costs, including cash overdraft assumed               --                (37,582)                --
                                                             -----------          -----------          -----------
        Net cash used in investing activities                    (26,027)             (44,345)          (1,216,834)
                                                             -----------          -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock and warrants            129,200              590,000            8,062,090
  Cash overdraft                                                  32,082                  --`                 --
                                                             -----------          -----------          -----------
        Net cash provided by financing activities                161,282              590,000            8,062,090
                                                             -----------          -----------          -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                           --                483,084            5,811,613

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                    --                   --                483,084
                                                             -----------          -----------          -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $      --                483,084            6,294,697
                                                             ===========          ===========          ===========
SUPPLEMENTAL INFORMATION:

  Cash paid for income taxes                                        --                   --            $  225,000
                                                             -----------          -----------          -----------

NONCASH INVESTING AND FINANCING ACTIVITIES-SEE NOTES 2 AND 3

See accompanying notes to consolidated financial statements

                              NETSPEAK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND OPERATIONS - NetSpeak Corporation and its subsidiary (the "Company") develops, markets, licenses, and supports a suite of intelligent software modules, which enable real-time, concurrent interactive voice, video and data transmission over packetized data networks such as the Internet and local-area and wide-area networks ("LANs" and "WANs", respectively).

      The markets for the Company's products and systems have only recently begun to develop and are rapidly evolving. In addition, the Company's products and systems are new and based on emerging technologies. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology products are subject to a high level of uncertainty. Broad acceptance of the Company's products by customers and end users is critical to the Company's success and ability to generate revenues. The Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. As of December 31, 1996, the Company had an accumulated deficit of $3,508,187. Additionally, the Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the volume of revenues generated to the Company's strategic partners from sales of products and systems incorporating the Company's technology or products, the mix of distribution channels used by the Company, the timing of new product announcements and release by the Company and its competitors, and general economic conditions. However, the Company believes that adequate capital resources are available to fund the Company's operations for a period of at least twelve months.

      The Company was incorporated on December 8, 1995 under the name "Comnet Corporation" and assumed its present name on December 18, 1995. For accounting purposes, the Company emerged from the development stage during 1996.

      Effective December 18, 1995, NetSpeak acquired the Internet Telephone Company ("ITC"). ITC was incorporated for the purpose of developing telephony communication software for use on the Internet and LANs and WANs. The accompanying financial statements identified as for the Predecessor are for ITC for the period from May 15, 1995 (inception) to the date of acquisition. The accompanying financial statements identified as for the Successor are for NetSpeak Corporation, including ITC on a consolidated basis from the date of its acquisition, as of December 31, 1995 and 1996 and for the period from December 8, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996. See Note 2.

      CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ITC. Significant intercompany transactions and balances have been eliminated in consolidation.

      ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      NET LOSS PER SHARE - Net loss per share was calculated by dividing net loss by the weighted average number of common shares outstanding during 1996 adjusted for the effect of common stock equivalents, consisting of stock options and warrants, using the treasury stock method with an estimated initial public offering price of $9.00 per share. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued by the Company during the twelve months immediately preceding the planned initial public offering, plus the number of common equivalent shares pursuant to the grant of common stock options or warrants during the same period, have been included in the calculation of the shares used in computing net loss per share as if they were outstanding for all of 1996. The Company issued 1,710,000 stock options prior to February 1, 1996, which were not included in weighted average shares outstanding because such options were issued prior to the twelve months immediately preceding the proposed offering and the effect on net loss per share would be anti-dilutive.

      REVENUE RECOGNITION - The Company generates revenues from products, licenses and fees for services. License revenue includes a combination of fees for initial and annual license fees. Service revenues are derived from fees for customer maintenance and support and engineering.

      Product and license revenues are generally recognized upon product shipment or delivery of permanent authorization codes. License fees which cover a specified time period are amortized ratably over the term of the license agreement.

      Service revenues for customer maintenance and support are recognized ratably over the term of the maintenance period which is typically twelve months. Service revenues for engineering services are generally recognized when the services are performed, except when customer acceptance is required, then revenues are recognized when customer acceptance has been received.

      Costs related to insignificant obligations, primarily telephone support, are accrued upon product shipment.

      Advance payments of products, licenses and services are reported as unearned revenue until all conditions for revenue recognition are met.

      RESEARCH AND DEVELOPMENT - Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs once technological feasibility has been established.

      Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. All research and development costs have been expensed as incurred.

      CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash and short-term investments purchased with a maturity of three months or less.

      PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Estimated useful lives range from 3 to 5 years.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," require disclosure of the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the Consolidated Balance Sheets of the Company, for which it is practicable to estimate fair value. The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information. There were no significant differences as of December 31, 1995 and 1996 in the carrying value and fair value.

      INCOME TAXES - Income taxes are provided based on the treatment prescribed by SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires accounting for income taxes based on the liability method and, accordingly, deferred income taxes are provided to reflect temporary differences between financial and tax reporting bases of assets and liabilities.


2.    ACQUISITION OF ITC

      Effective December 18, 1995, the Company acquired ITC by issuing 2,500,000 shares of the Company's common stock, valued at $500,000, in exchange for all of the outstanding shares of ITC. The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired, including purchased research and development in process, and liabilities assumed based upon their fair value on the date of acquisition. ITC's only activities from inception to the date of acquisition consisted of research and development of telephony communication software, and as such operating activities did not commence. As of the date of the acquisition, technological feasibility of the telephony communication software in process of development had not been established and there was no alternative use; accordingly, the portion of the purchase price allocated to purchased research and development was immediately expensed in accordance with general accepted accounting principles. Pro forma information giving effect to the acquisition is not presented because such information would not be significantly different from that in the historical statements of operations. The following summarizes the acquisition:


          Equipment acquired                                      $    24,527
          Purchased research and development                          556,982
          Accounts payable assumed                                    (43,927)
          Acquisition costs, including cash overdraft assumed         (37,582)
                                                                  -----------
          Common stock issued                                     $   500,000
                                                                  ===========


3.    SHAREHOLDERS' EQUITY

      The initial capitalization of the Company consisted of the issuance of 2,500,000 shares of common stock for $500,000.

      ITC's capitalization since inception consisted of the issuance of 1,000 shares of common stock for $1,000 cash and additional capital contributions of $128,200.
                                     F-9

      During the period from December 8, 1995 to December 14, 1995, the Company issued 450,000 shares of common stock for $90,000.

      In the first quarter of 1996 the Company sold 1,204,000 shares of common stock for $2.50 per share in a private placement raising $2,992,028, net of offering costs. In January 1996, the Company issued an option to purchase 250,000 shares of common stock for $2.50 per share to a consulting firm, which assisted the Company with its private placement. The fair value of this option, $271,339, was recorded as a cost of the offering. The option is exercisable through January 2003.

      In June 1996, the Company issued 207,679 shares of common stock to Creative Technology Ltd. ("Creative") at a price of $5.05 per share raising an aggregate of $943,698, net of offering costs. The Company also issued Creative an eighteen-month warrant to purchase up to an additional 207,679 shares of common stock at a price of $5.05 per share, which warrant is only exercisable if Creative distributes, during a specified period, a predetermined quantity of the Company's Internet telephone client software product licensed to Creative. The Company will record as an expense the fair value, $66,217, of the warrant if the product distribution requirement becomes likely to be met. At December 31, 1996 no amounts have been recorded. The Company derived 44% of its revenues for the year ended December 31, 1996 and at December 31, 1996, had $300,000 in accounts receivable from Creative.

      In August 1996, the Company issued 769,853 shares of common stock at a price of $5.50 per share and a warrant to purchase up to an additional 452,855 shares of common stock at a price of $5.50 per share for a six year period expiring in August 2002 to Motorola , Inc. ("Motorola") raising $3,993,864, net of offering costs. In the event the Company consummates an underwritten public offering of its common stock at a price of at least $7.00 per share resulting in the receipt by the Company of net proceeds of not less than $10,000,000, the Company, at its option, upon not less than 20 business days notice given prior to the planned closing date of such public offering, may require Motorola to exercise the warrant, provided, however, that within 15 business days of receipt of the Company's notice, Motorola may elect to cancel the warrant unexercised.

      Employees exercised stock options to purchase 53,000 shares of common stock for $132,500 during the year ended 1996.

      The Company has authorized 1,000,000 shares of preferred stock, $.01 par value. No shares of preferred stock have been issued.

      Shareholders owning 5,100,000 shares of the Company's common stock have entered into a Shareholders Agreement which, among other matters, provides for restrictions on the sale or transfer of shares by such shareholders and specifies procedures for the election of directors. The Shareholders Agreement terminates upon the consummation of an initial public offering by the Company.

4.    PROPERTY AND EQUIPMENT


                                                    December 31,      December 31,
                                                        1995             1996
                                                   -------------      ------------
      Computer equipment                             $  25,759        $  1,029,808
      Furniture, fixtures and office equipment           5,531             155,673
      Leasehold improvements                                --              62,643
                                                     ---------        ------------
      Property and equipment, cost                      31,290           1,248,124
      Accumulated depreciation                              --            (198,172)
                                                     ---------         -----------
      Property and equipment, net                    $  31,290        $  1,049,952
                                                     =========        ============



      Depreciation expense during 1995 and 1996 was $0 and $198,172, respectively.

5.    STOCK  BASED COMPENSATION

      The Company may grant stock options under the 1995 Stock Option Plan (the "Plan) to key employees, consultants, officers and directors for up to 2.7 million shares of common stock. Under the Plan, the exercise price of each option must not be less than the fair market value of the Company's stock on the date of grant and an option's maximum term is 10 years. Incentive stock options vest equally over 3 years beginning on the first anniversary date of the grant, while non-statutory options vest over various periods.

      A summary of the status of the Plan as of December 31, 1995 and 1996, and changes during the periods ended on those dates is presented below:

                                               DECEMBER 8, 1995 TO           YEAR ENDED DECEMBER 31,
                                                DECEMBER 31, 1995                     1996
                                            -------------------------    ---------------------------
                                                        Weighted-                      Weighted-
                                                         Average                        Average
                                            Shares     Exercise Price    Shares      Exercise Price
                                            ------     --------------    ------      --------------
      Outstanding at beginning
      of period                                  --         --            550,000      $1.00
        Granted                               550,000     $1.00         1,620,500       3.24
        Exercised                                --         --             53,000       2.50
        Canceled                                 --         --            132,000       1.36
                                              -------                   ---------
      Outstanding at end of year              550,000     $1.00         1,985,500      $2.76
                                              =======                   =========

      Options exercisable at year-end         150,000                   1,149,997

      Weighted-average fair value of
         options granted during the year    $    --                         $0.83


      The following table summarizes information about employee stock options outstanding at December 31, 1996:


                                             Options Outstanding                    Options Exercisable
                                ---------------------------------------------    ----------------------------
                                     Weighted-Average            Weighted-                       Weighted-
         Range of                       Remaining                 average                         Average
      Exercise Price   Outstanding  Contractual Life (years)   Exercise Price     Exercisable  Exercise Price
      --------------   -----------  ------------------------   --------------     -----------  --------------
      $        1.00       450,000          9.0                      $1.00            249,997       $1.00
               2.50     1,132,500          9.1                       2.50            900,000        2.50
         5.05 to 5.50     403,000          9.7                       5.47                 --          --
                        ---------                                                  ---------
      $  1.00 to 5.50   1,985,500          9.2                      $2.76          1,149,997       $2.17
                        =========                                                  =========


      The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in measuring stock based compensation, including options. Accordingly, no compensation expense has been recognized for options granted under the Plan. Had compensation expense been determined based upon the fair value at the grant date for awards under the Plan consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss ,on a pro forma basis, for 1995 and 1996 would have been $292,183 or $0.04 per share and $3,122,726 or $0.38 per share, respectively.

      The fair value of each employee stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, expected volatility 0%, risk-free interest rates ranging between 5.39% and 6.77%, and an expected life of 5 years.

6.    COMMITMENTS AND CONTINGENCIES

      The Company leases its office facility and certain equipment under operating leases with remaining lease terms in excess of one year. Future minimum lease payments as of December 31, 1996 are as follows:


            Year ending December 31,
            ------------------------
                      1997                $   138,025
                      1998                    142,086
                      1999                    137,734
                      2000                      5,713
                                          -----------
                                          $   423,558
                                          ===========


      Rent expense for the periods ended December 31, 1995 and 1996 was $1,000 and $67,000, respectively.

      In September 1996, the Company established a 401(k) deferred compensation plan for all employees meeting certain service requirements. The Company matches employee contributions to the Plan at its discretion. No matching contributions were made during the year ended December 31, 1996. The Company pays the administrative costs of the plan.

      The Company has entered into employment agreements with six officers with initial salaries aggregating $735,000 annually. The terms of these agreements are for two years.

      The Company has entered into Indemnification Agreements with each of the existing directors and officers, which provides for the maximum indemnification permitted by law.

      The Company may, from time to time, be involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such actions known to date will not have a material adverse effect on the Company's financial position or results of operations.

      Elk Industries has asserted, in a letter to the Company, just prior to the November 1996 expiration of U.S. Patent No. 4,128,773, owned by Elk Industries, that the Company's WebPhone client software product infringed the now expired patent. The Company sought advice of counsel relating to the infringement allegations, which Elk Industries has asserted against other software concerns, and believes, based upon an opinion of counsel, the Company's WebPhone client software product does not infringe the asserted patent. Accordingly, the Company believes that this matter will not have a material effect on its financial position and results of operations.

      At present, there are few laws or regulations that specifically address access to or commerce on the Internet. The increasing popularity and use of the Internet, however, enhance the risk that the governments of the United States and other countries in which the Company sells or expects to sell its products will seek to regulate computer telephony and the Internet with respect to, among other things, user privacy, pricing and the characteristics and quality of products and services . The Company is unable to predict the impact, if any, that future legislation, legal decisions or regulations may have on its business, financial condition or results of operations.

      7. INCOME TAXES

      The Company's provision for income taxes consists of the following:

                                                 December 31,
                                                    1996
                                                 -----------
      Current - Foreign                          $   225,000
      Deferred - Foreign                            (182,000)
                                                 -----------
                                                 $    43,000
                                                 ===========


      Income taxes for the year ended December 31, 1996 were attributable to income taxes paid to the Singapore government related to license fees received pursuant to an agreement with Creative.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their income tax bases. As of December 31, 1995 and 1996, the Company had deferred tax assets as follows:

                                                  December 31,      December 31,
                                                     1995              1996
                                                 -------------      ------------
     Deferred tax assets:

      Unearned revenue - foreign                 $       --         $    182,000
      Net operating loss carryforwards                110,000          1,291,000
      Valuation allowance                            (110,000)        (1,291,000)
                                                 ------------       ------------
           Net deferred tax asset                $       --         $    182,000
                                                 ============       ============

      The valuation allowance is based on the uncertainty as to the utilization of the net operating loss carryforwards due to the Company's short operating history and losses to date.

      As of December 31, 1996, the Company had approximately $ 3,254,000 of federal and state net operating loss carryforwards available to offset future taxable income; such carryforwards begin to expire in 2009. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. As of December 31, 1996, the effect of such limitations, if imposed, is not expected to be material.

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                                   ----------
                                TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary...........................................
Risk Factors.................................................
Use of Proceeds..............................................
Dividend Policy..............................................
Dilution.....................................................
Capitalization...............................................
Selected Consolidated Financial Data.........................
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..............
Business.....................................................
Management...................................................
Certain Transactions.........................................
Principal Shareholders.......................................
Description of Capital Stock.................................
Shares Eligible for Future Sale..............................
Underwriters.................................................
Legal Matters................................................
Experts......................................................
Additional Information.......................................
Index to Consolidated Financial Statements...................  F-1

UNTIL 1997, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             [NETSPEAK CORPORATION
                                     LOGO]

                                2,000,000 SHARES
                                       OF
                                  COMMON STOCK

                                   ----------
                                   PROSPECTUS
                                   ----------

                             JOSEPHTHAL LYON & ROSS
                                  INCORPORATED


                             _______________, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                  The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities offered hereby (other than underwriting discounts and commissions). The Registrant is responsible for the payment of all expenses in connection with the Offering.

       Securities and Exchange Commission registration fee....  $     7,697
       NASD filing fee........................................  $     3,040
       [Listing fees].........................................  $         *
       Printing and engraving expenses........................  $         *
       Legal fees and expenses................................  $         *
       Accounting fees and expenses...........................  $         *
       Blue Sky fees..........................................  $         *
       Transfer Agent's fees and expenses.....................  $         *
       Miscellaneous..........................................  $         *
                                                                     -------
                Total:........................................  $
                                                                     =======
----------
* To be filed by amendment.

                  All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the ____________ listing fee are estimated.

ITEM 14.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Company is also a party to indemnification agreements with each of its directors and officers. The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the Registrant and its directors and officers against certain liabilities, including liabilities under the Securities Act.

ITEM 15.          RECENT SALE OF UNREGISTERED SECURITIES.

                  The following sets forth the Registrant's sale of its securities within the last three years, which securities were not registered under the Securities Act:

                  1. Upon incorporation of the Company in December 1995, the Company sold an aggregate of 2,950,000 shares of Common Stock to various executive officers, directors and advisors for an aggregate of $590,000, including 1,750,000 shares to Stephen R. Cohen, 500,000 shares to Robert Kennedy, 250,000 shares to Harvey Kaufman, and 100,000 shares to each of L. Richard Mattaway and A. Jeffry Robinson.

                  2. In December 1995, upon the acquisition by the Company of all of issued and outstanding capital stock of Internet Telephone Company ("ITC") by merger of ITC with a wholly-owned subsidiary of the Company, in connection therewith, the Company issued an aggregate of 2,500,000 shares of Common Stock to the shareholders of ITC in exchange for their ITC shares, including 1,000,000 shares to an affiliate of L. Richard Mattaway and 850,000 shares to Shane D. Mattaway.

                  3. From January to February 1996, the Company sold an aggregate of 1,204,000 shares of Common Stock at a price of $2.50 per share to 53 persons in a private offering for an aggregate of $3,010,000. No commissions were paid in connection with such private offering. In January 1996, the Company issued stock options under the 1995 Plan to purchase 250,000 shares of Common Stock for $2.50 per share to a consulting firm, which assisted the Company with its private offering.

                  4. From January to April, 1996, the Company issued an aggregate of 53,000 shares of Common Stock to six employees pursuant to the exercise of stock options.

                  5. In January, 1996, the Company issued an aggregate of 14,000 shares of Common Stock to an investment banking firm which assisted the Company in establishing certain of its strategic alliances.

                  6. In June 1996, the Company sold 207,679 shares of Common Stock to Creative Technology, Ltd. ("Creative") for an aggregate of $1,048,779. The Company also issued to Creative a warrant to purchase up to an additional 207,679 shares of Common Stock at a price of $5.05 per share, which warrant is only exercisable if Creative distributes, during a specified period, a predetermined quantity of the Company's Internet telephone client software product licensed to Creative.

                  7. In August 1996, the Company sold 769,853 shares of Common Stock and a warrant to purchase up to an additional 452,855 shares of Common Stock at a price of $5.50 per share for a six-year period expiring in August 2002 (the "Motorola Warrant") to Motorola, Inc. ("Motorola") for an aggregate of $4,234,191. In the event the Company consummates an underwritten public offering of its Common Stock at a price of at least $7.00 per share resulting in the receipt by the Company of net proceeds of not less than $10,000,000, the Company, at its option, upon not less than 20 business days' notice given prior to the planned closing date of such public offering, may require Motorola to exercise the Motorola Warrant, provided, however, that within 15 business days of receipt of the Company's notice, Motorola may elect to cancel the Motorola Warrant unexercised.

                  The above securities were all issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as transactions by an issuer not involving a public offering, each recipient of securities having delivered appropriate investment representations to Registrant with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
  NO.             DESCRIPTION
-------           -----------
   1.1            Form of Underwriting Agreement.(1)

   3.1            Certificate of Incorporation, as amended.(1)

   3.2            Bylaws.(1)

   4.1            Specimen Certificate of Common Stock.(2)

   4.2 Form of Advisor's Warrant Agreement including Form of Advisor's Warrants.(1)

   5.1            Opinion of Broad and Cassel.(2)

  10.1            1995 Stock Option Plan, as amended.(1)*

  10.2 Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.(1)*

  10.3            Employment Agreement between the Registrant and Stephen R.
                  Cohen.(1)*

  10.4            Employment Agreement between the Registrant and Robert
                  Kennedy.(1)*

  10.5            Employment Agreement between the Registrant and Shane D.
                  Mattaway.(1)*

  10.6            Employment Agreement between the Registrant and John W.
                  Staten.(1)*

  10.7            Employment Agreement between the Registrant and Harvey
                  Kaufman.(1)*

  10.8            Employment Agreement between the Registrant and Steven F.
                  Mills.(1)*

  10.9 Leases relating to premises at 902 Clint Moore Road, Boca Raton, Florida.(1)

  10.10 Technology Development and Licensing Agreement between the Registrant and Creative Laboratories, Inc., as amended.(2)

  10.11 Distributor Agreement between Rockwell International Corporation, Switching Systems Division, and NetSpeak dated January 30, 1997(2)

  10.12 Master Systems Development and Integration Agreement by and between NetSpeak and Infonet Services Corporation, dated November 22, 1996(2)

  21.1            List of Subsidiaries of the Registrant.(1)

  23.1            Consent of Broad and Cassel (filed as part of Exhibit 5.1)(2)

  23.2            Consent of Deloitte & Touche LLP, independent auditors.(1)

  24.1            Power of Attorney (included in the signature page hereof).(1)

----------
*     Management compensation plan or arrangement
(1)   Filed herewith.
(2)   To be filed by Amendment.

ITEM 17.          UNDERTAKINGS.

                  The Registrant hereby undertakes:

                  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                            (i) Include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (ii) Reflect in the prospectus any facts or events
                  which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 42(b) if, in the aggregate, the changes in volumes and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                          (iii) Include any additional or changed material
                  information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                  (4) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                  (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  (6) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (7) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Boca Raton, State of Florida on this 20th day of February, 1997.

                                      NETSPEAK CORPORATION

                                      By:/s/STEPHEN R. COHEN
                                         ---------------------------------------
                                         Stephen R. Cohen, Chairman of the Board
                                         and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Stephen R. Cohen and Robert Kennedy, or any one of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date stated.

          SIGNATURE                                          TITLE                               DATE
          ---------                                          -----                               ----
/s/STEPHEN R. COHEN                                  Chairman of the Board                   February 20, 1997
-----------------------------------               and Chief Executive Officer
Stephen R. Cohen                                 (Principal Executive Officer)

/s/JOHN W. STATEN                                   Chief Financial Officer                  February 20, 1997
-----------------------------------                (Principal Financial and
John W. Staten                                        Accounting Officer)



          SIGNATURE                                          TITLE                               DATE
          ---------                                          -----                               ----
/s/ROBERT KENNEDY                             President, Chief Operating Officer             February 20, 1997
-----------------------------------                      and Director
Robert Kennedy

/s/SHANE D. MATTAWAY                               Executive Vice President,                 February 20, 1997
-----------------------------------                 Chief Technical Officer
Shane D. Mattaway                                        and Director

                                                           Director                          February 20, 1997
-----------------------------------
Steven D. Leeke

/s/L. RICHARD MATTAWAY                                     Director                          February 20, 1997
-----------------------------------
L. Richard Mattaway

/s/A. JEFFRY ROBINSON                                      Director                          February 20, 1997
-----------------------------------
A. Jeffry Robinson

EXHIBIT
  NO.             DESCRIPTION
-------           -----------
   1.1            Form of Underwriting Agreement.

   3.1            Certificate of Incorporation, as amended.

   3.2            Bylaws.

   4.2            Form of Advisor's Warrant Agreement including Form of
                  Advisor's Warrants.

  10.1            1995 Stock Option Plan, as amended.

  10.2 Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

  10.3            Employment Agreement between the Registrant and Stephen R.
                  Cohen.

  10.4            Employment Agreement between the Registrant and Robert
                  Kennedy.

  10.5            Employment Agreement between the Registrant and Shane D.
                  Mattaway.

  10.6            Employment Agreement between the Registrant and John W.
                  Staten.

  10.7            Employment Agreement between the Registrant and Harvey
                  Kaufman.

  10.8            Employment Agreement between the Registrant and Steven F.
                  Mills.

  10.9            Leases relating to premises at 902 Clint Moore Road, Boca
                  Raton, Florida.

  21.1            List of Subsidiaries of the Registrant.

  23.2            Consent of Deloitte & Touche LLP, independent auditors.